SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Management Report
BRASKEM 2023

Braskem's PP plant – Wesseling, Germany

Braskem

Contents

1. MESSAGE FROM MANAGEMENT	4
2. OUTLOOK	6
3. GLOBAL PETROCHEMICAL INDUSTRY	7
4. OPERATING PERFORMANCE 2023	9
7. ESG AGENDA – 2023 HIGHLIGHTS	37
8. SUSTAINABLE INNOVATION	42
9. CAPITAL MARKETS & INVESTOR RELATIONS	43
10. LIST OF ANNEXES:	45

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FORWARD-LOOKING STATEMENTS

This Management Report may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “aim” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro goals disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, and availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal proceedings and unprecedented impacts on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Management Report is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities in Brazil will be carried out by means of a prospectus that may be obtained from Braskem and which will contain detailed information on Braskem and management, as well as its financial statements.

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MANAGEMENT REPORT

BRASKEM 2023

The Management of Braskem S.A. (“Braskem”) submits for your examination this Management Report and corresponding Financial Statements, accompanied by the opinions of the Independent Auditors and the Audit Board, for the fiscal year ended December 31, 2023.

1.	MESSAGE FROM MANAGEMENT

In 2023, the global economy should register economic growth of 3.1%, according to the International Monetary Fund (IMF), an increase of 0.2 p.p. from the 2.9% projected by it early in 2023. The main factor that will result in above-expected growth was the control of global inflationary pressure due to the increase in interest rates globally, even though these increases have had an impact on industrial activity and consumption in the world's leading economies.

Regarding the global petrochemical scenario, the increase in the supply of products, with the continuous entry of new PE and PP capacities in operation in the United States and China, combined with lower global consumption as a result of high-interest rates and persistent inflationary pressures, reflected in petrochemical spreads in the international market which reached the lowest levels ever in 2023, putting pressure on the profitability across the global chemical and petrochemical industry.

Regarding the Brazilian chemical industry, Brazil imported chemical products worth approximately US$61 billion in 2023, according to the Brazilian Chemical Manufacturers Association (ABIQUIM), which is the second highest level in the sector trade balance since 1989. The increase in the volume of imported products combined with the downcycle across the industry led to an increase in idle capacity in the Brazilian industry, which reached levels not seen since 2007.

Therefore, Braskem presented a recurring EBITDA of US$743 million in 2023, 64% lower in relation to 2022, mainly due to: (i) the decrease in international spreads for PE, PP, and PVC in Brazil, PP in the United States and Europe and PE in Mexico; (ii) the decrease in the sales volume of resins and main chemicals in the Brazil/South America Segment, and PP in the United States and Europe. These effects were partially offset by: (i) the prioritization of sales with higher added value and sales mix optimization; (ii) the reduction of around R$292 million in general and administrative expenses as a result of the corporate initiatives for fixed cost reduction implementation; and (iii) the recognition in the result of around R$393 million related to the calculation of REIQ-related tax credits in 2023.

In the period, the Company registered a cash consumption of R$ 1.9 billion, mainly explained by the reduction of 64% in the recurring EBITDA in relation to 2022; due the downcycle in the petrochemical industry. These impacts were partially offset by (i) lower CAPEX in relation to the estimates in the beginning of 2023, explained by the prioritization of investments; (ii) the positive variation in working capital due implementing of optimization in operational working capital initiatives; and (iii) the lower income tax payments in the year. Considering the payments regarding Alagoas, the Company registered a cash consumption of approximately R$ 4.6 billion.

In this scenario, the Company remained focused on implementing resilience and preservation of financial health initiatives. These initiatives were implemented in diverse action fronts, such as:

•	Operations: revision of the commercial strategy, purchase of feedstock, prioritization of sales of higher value added, global optimization of operating working capital and of fixed and variable costs;
•	Asset profitability: adjustment of the operating rate of industrial assets in relation to the level of demand, prioritizing more competitive assets, and review of the maintenance shutdown schedule;
•	Finance: maintenance of robust cash position and extended debt profile, and debt coverage above 60 months;
•	Investments: prioritization of growth investments with high returns, through partnerships;

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•	Competitiveness: participation in the competitiveness agenda of the Brazilian chemical industry and optimization of the asset portfolio, seeking greater value capture in resilient businesses.

Regarding the development strategy, it is worth mentioning the completion of financing for construction of an ethane import terminal in Mexico by Terminal Química Puerto México (“TQPM”), a joint venture between Braskem Idesa and Advario, a branch of the German company Oil Tanking, global leader in liquid storage logistics sector. The financing was structured in the project finance structure and was one more important step towards greater availability of feedstock for Braskem Idesa. The ethane import terminal, which will have the capacity to import up to 80,000 barrels of ethane per day, should be concluded by the end of 2024, with startup of operations in 1Q25.

Additionally, the expansion of Green PE production capacity was completed to 260 kt/year or 30% in relation to previous capacity, reinforcing Braskem's global leadership in the production of biopolymers.

Regarding safety, a permanent and nonnegotiable value for the Company, in 2023, the global reportable and lost-time injury rate (CAF + SAF) stood at 1.08 events per million hours worked, which is below the industry average1. Also, the frequency rate of Tier 1 and Tier 2 process accidents was 0.11 events per million hours worked, which is the Company's second best-ever performance.

Braskem's priority in its operations in Brazil and abroad is people's safety. At the end of 2023, after an atypical microseismical activity in a region located in the Mutange neighborhood, in Maceió, one of the cavities that the Company monitors collapsed, with direct impacts restricted to its location within the protection area defined together with the authorities, which has been vacated since April 2020. From 2019 until now, Braskem has reaffirmed its commitment to Maceió and its residents. Four years ago, Braskem began the preventive relocation of the eviction areas together with the authorities and signed agreements to develop a set of actions and programs to repair, mitigate, and compensate for the effects of soil subsidence in Maceió.

In this scenario, in the context of the geological related to Financial Compensation and Relocation Support Program. By February 29, 2024, 99.6% of properties had already been relocated, with 100% of properties in criticality area 00 having already been relocated. Additionally, 19,121 financial compensation proposals were presented by the Company, with a proposal acceptance rate of 99.4%. At the end of 2023, the balance of provisions related to the geological event in Alagoas was approximately R$5.2 billion.

About ESG, the Company advanced in the implementation of its sustainable development strategy and, at the end of 2023, 31% of its 2020-2030 goals had been achieved2, notably the following macro goals: (i) Eliminating plastic waste (+5%), mainly due to the 25% increase in sales of products with recycled content, totaling 65,000 tons; (ii) Combating climate change (+37%), with the reduction of scope 1 and scope 2 GHG emissions and the increase in the purchase of renewable electrical energy to 85%; and (iii) Social responsibility and human rights (+48%), with the highest percentage of women in leadership positions in the last four years (33%), and by increasing the number of people benefiting in communities and achieving 98% of the high and medium human rights risks managed.

Acknowledgments:

The Management once again takes this opportunity to thank its Shareholders for their trust in Braskem, its Clients, who are fundamental partners in our aspiration to continue developing solutions in chemistry and plastics that improve people's lives, and its Team Members, Partners and Suppliers for their dedication and competence, who are critical for our achievements and results as we continue to expand globally and resiliently.

1 The industry average is 3.25 per million hours worked, according to the American Chemistry Council. The most recent data refers to 2018.

2 Excludes the Water Security Indicator, since the base year is under evaluation, and Operational Eco-efficiency commitment, since the related ambitions are being defined.

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2.	OUTLOOK

In January 2024, the International Monetary Fund (IMF) revised its global GDP growth projection to 3.1% in 2024, which is higher than its forecast in October 2023 (+0.2 p.p.), due to the greater economic resilience of the United States and several large emerging and developing economies, in addition to fiscal stimuli in China. However, still below the historical average of 3.8% (2000–2019).

Additionally, the IMF forecasts a decline in global inflation from 6.8% in 2022 to 5.8% in 2024 and 4.4% in 2025, and disinflation will be more accelerated in developed economies. The main factors driving this disinflationary in general are: the results of contractionary monetary policies, and the consequences of lower energy prices.

In this context of global disinflation combined with constant economic growth, the IMF indicates that the probability of a hard landing has decreased and the risks to global growth are balanced.

As for the global petrochemical scenario, the expectation among external consulting firms for 2024 is a scenario with petrochemical spreads slightly better for some products compared to 2023 levels, however still affected by the imbalance between supply and demand caused by the entry of new resin production capacities globally in the last years. However, the recent positive revisions in global GDP growth associated with the global disinflationary process indicate an increase in global consumption in 2024, reflecting better spreads in the international market until the end of the year.

Regarding the Brazilian chemical industry, according to ABIQUIM, the focus in 2024 is on continuing the agenda related to the competitiveness of Brazilian industry in comparison with global industry, including the reduction in the price of natural gas in Brazil, including the feedstocks extracted from it, such as ethane, propane and butane, for consumption by the chemical industry.

In 2024, Braskem will continue to focus on areas of action that seek a balance between optimizing the current asset portfolio and executing growth and transformation investments, to ensure profitability and financial health. Regarding the CAPEX, the investment planned to be carried out throughout 2024 by Braskem (ex-Braskem Idesa) its US$440 million (R$2,2 billion), around 37% lower than the historical average of the last 7 years (US$700 million), as a result of prioritizing investments and reviewing the shutdown schedule, with no impact on the operations safety.

Accordingly, in 2024, the Company’s focus will be: (i) advancing on fronts related to the geological event in Alagoas to meet all the commitments established in the agreements; (ii) optimizing the operation of assets and strengthening measures to reduce costs and increase productivity and competitiveness; (iii) implementing initiatives aimed at financial preservation, deleveraging and less cash requirements, with the focus on contingency actions for the petrochemical cycle, including the optimization of working capital; (iv) encouraging discussions about the competitiveness of the Brazilian industry and seeking measures to ensure competitive equilibrium; (v) concluding the construction of the ethane terminal and pursuing initiatives to create value in Mexico; and (vi) giving priority to investments related to the company's long-term strategy, supported by innovation and digital transformation initiatives.

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3.	GLOBAL PETROCHEMICAL INDUSTRY

International References¹ (US$/ton)	2023	2022	Chg.
	(A)	(B)	(A)/(B)
Brazil
Prices
Brent (US$/bbl)	83	101	-18%
Natural Gas (US$/MMBtu)	3	7	-61%
Naphtha	643	770	-16%
Ethane	182	356	-49%
Propane	370	576	-36%
Resins (i)	930	1,201	-23%
PE US	944	1,284	-26%
PP Asia	951	1,106	-14%
PVC Asia	819	1,095	-25%
Main Chemicals (ii)	1,041	1,263	-18%
Caustic Soda US	498	817	-39%
EDC US	246	433	-43%

Spreads
Resins (i)	356	525	-32%
PE US (iii)	366	568	-36%
PP Asia	308	336	-8%
PVC Spread Par (iv)	450	838	-46%
Main Chemicals (v)	398	493	-19%

USA & Europe
PP US	1,395	2,201	-37%
PP Europe	1,416	1,792	-21%
Average Price - US and Europe (vi)	1,401	2,086	-33%

Propylene Polymer Grade US	954	1,121	-15%
Propylene Polymer Grade Europe	1,176	1,463	-20%
Average Price - Raw Material (vii)	1,016	1,216	-16%

PP US Spread	441	1,080	-59%
PP Europe Spread	240	329	-27%
PP US and Europe - Average Spread	385	870	-56%

Mexico
PE US (1)	944	1,248	-24%
Ethane US (2)	182	356	-49%
Spread (1-2)	762	892	-15%
¹Source: External consulting (Spot Price)
(i) PE US (54%), PP Asia (33%) e PVC Asia (13%)
(ii) Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%)
(iii) PE US -Naphtha (82%)+ (PE US - 0,5*Ethane - 0,5*Propane)(18%)
(iv) PVC Asia + (0.685*Soda US) - (0.48*Ethylene Europe) - (1.014*Brent)
(v) Main Chemicals - Naphtha
(vi) PP USA (72%) and PP Europe (28%)
(vii) Propylene USA (72%) and Propylene Europe (28%)

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BRAZIL/SOUTH AMERICA

PE Spread3: decreased from 2022 (-36%).

o	PE price was lower (-26%) due to: (i) lower demand growth on account of macroeconomic factors; and (ii) higher supply due to the startup of new capacities in 2023.
o	Naphtha prices also decreased (-16%), due to lower petroleum prices (-18%) in the period, and lower global demand across the petrochemical sector.

PP Spread4: decreased compared to 2022 (-8%).

o	PP prices in Asia decreased (-14%) mainly due to: (i) lower demand growth associated with the global economic slowdown; and (ii) by the supply of the product in the region, from the startup of new capacities in China.
o	Naphtha prices decreased (-16%), as mentioned earlier.

PVC Par Spread5: decreased in relation to 2022 (-46%).

o	The PVC Par Spread decreased mainly due to: (i) lower demand growth, influenced by the increase in global interest rates, which affected the construction and infrastructure sector, including in China; and (ii) lower prices of caustic soda (-39%) due to the normalization of supply of the product in the international market during 2023.

Main Basic Chemicals Spreads6: decreased from 2022 (-19%).

o	Spread on main base chemicals decreased mainly due to the drop in prices of main chemicals (-18%), explained by lower oil prices in the period (-18%) resulting from lower global demand, partially offset by lower ARA naphtha prices (-16%) caused by weaker global demand from the petrochemical industry additionally with oil prices.

UNITED STATES & EUROPE

U.S. PP Spread7: decreased from 2022 (-59%).

o	PP prices in the United States decreased (-37%), primarily due to: (i) lower demand in U.S. for the product, combined with higher inflation and interest rates in the region; and (ii) the increase in supply of products with the entry of new PP capacities in the United States and Canada.
o	Propylene prices in the United States decreased (-15%), due to: (i) lower demand in the region, affected by lower demand for PP, the main product made from propylene; and (ii) lower oil prices in the international market.

Europe PP Spread8: decreased from 2022 (-27%).

3 (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% US ethane price – 50% US propane price)*18%.

4 Asia PP price – ARA naphtha price.

5 The PVC Par spread better reflects the profitability of the Vinyls business, which is more profitable compared to the temporary/non-integrated business model of 2019/20, when the Company imported EDC and caustic soda to serve its clients. Its calculation formula is: Asia PVC Price + (0.685*US Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

6 Average price of base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales mix) – naphtha ARA price.

7 U.S. PP price – U.S. propylene price.

8 EU PP price – EU propylene price.

8

o    PP prices in Europe decreased (-21%) due to: (i) the decrease in demand as a result of lower consumption, influenced by high inflation and interest rates in the region; and (ii) the entry of imported products, whose production costs are more competitive than the producers of the region.

o    Propylene prices decreased (-20%) due to: (i) lower demand, influenced by macroeconomic factors and higher production costs; and (ii) lower oil prices in the international market.

MEXICO

North America PE Spread9: decreased from 2022 (-15%).

o	PE prices decreased (-24%), as explained above.
o	Regarding ethane, the price reduction in 2023 (-49%) is chiefly due to lower price of natural gas, which contains ethane, explained by the high supply in the region and by operating and logistics problems that hampered the logistics and exports of both products.

4.	OPERATING PERFORMANCE 2023

4.1 BRAZIL/SOUTH AMERICA

Recurring EBITDA in 2023 was US$442 million (R$2,235 million), lower than in 2022 (-63%), accounting for 54% of the Company’s consolidated Recurring EBITDA in 2023. This reduction is mainly explained by: (i) the average decrease of 32% in resin spread and of 19% in main chemicals spread in the international market; and (ii) the decrease of 482 kton (-17%) in sales volume of main chemicals in the Brazilian market, 176 kton (-5%) in the sales volume of resins in the Brazilian market, and 27 kton (-3%) in resin export volume. These effects were partially offset by: (i) the prioritization of sales with higher added value; and (ii) the reduction in SG&A expenses compared to 2022 as result of the implementing of corporate initiatives for fixed and variable cost reduction.

4.1.1 OPERATIONAL OVERVIEW

a) Demand for thermoplastic resins (PE+PP+PVC): higher (+2%) in relation to 2022, mainly due to higher demand for PP and PVC from agricultural and construction sectors.

9 U.S. PE price – U.S. ethane price.

9

b) Utilization rate of petrochemical crackers: in relation to 2022, declined (-7 p.p.) mainly due to: (i) the adaptation of production to the global demand level; and (ii) the scheduled maintenance shutdown at the petrochemical cracker in Bahia in 4Q23.

c) Resin sales: resin sales volume in the Brazilian market decreased (-5%) in relation to 2022 due to the prioritization of sales with higher added value and higher supply of products in the international market.

Resin export volume was lower (-3%) in relation to 2022, due to high inventory levels in the global chain, reducing demand for products with an impact on petrochemical spreads in the international market in the period.

d) Main chemicals sales volume: in the year, mains chemical sales volume in the Brazilian market decreased (-17%) compared to 2022 mainly due to: (i) lower spreads on main chemicals in the international market, explained by the global supply and demand imbalance; (ii) lower gasoline sales resulting from lower product availability for sale; and (iii) the increase in imports for finished products derived from main chemicals, impacting demand in the Brazilian market.

Exports of main chemicals grew (+7%) in relation to 2022, due to better opportunities in the international market for sales of gasoline, benzene and toluene.

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4.1.2 UPDATES ABOUT ALAGOAS

The Management of Braskem, based on its assessment and that of its external advisers, considering the short- and long-term effects shown in technical studies, and the best estimate of expenses for implementing diverse measures connected with the geological event in Alagoas, presents the provision with the following changes in the period ended December 31, 2023:

Provisions (R$ million)	2023	2022
Balance at the beginning of the period	6,627	7,661
Provisions (*)	2,307	1,520
Payments and reclassifications (**)	(3,826)	(2,743)
Realization of present value adjustment	132	188
Balance at the end of the period	5,240	6,627

(*) In 2023, refers mainly to the complementary provision of approximately R$980 million (R$920 million net of adjustment to present value) of the Instrument of Global Agreement of R$1.7 billion disclosed, of which approximately R$720 million were already provisioned. Of this amount, R$700 million was disbursed in 2023 and R$1 billion (R$961 million net of present value adjustment) is classified as other accounts payable; b) monetary adjustment in total of R$114 million classified as financial expense.

(**) Of this amount, R$2,686 million (2022: R$2,532 million) refers to payments made and R$1,140 million (2022: R$211 million) was reclassified to other accounts payable.

In 2023, Braskem signed the Global Agreement with the Municipality of Maceió, which mainly establishes (i) the payment of indemnity, compensation, and refund for pecuniary and non-pecuniary damages to the Municipality of Maceió; and (ii) the Municipality's accession to the terms of the Socio-Environmental Agreement, including the Social Action Plan (PAS).

In relation to the development of the work fronts in Maceió, during 2023 Braskem continued to advance on the Compensation and Relocation front and at the end of February 2024, the acceptance rate of proposals was 99.4%. The relocation program ended on February 2024, and was 99.6% executed, with 100% of residents in criticality area 00 having already been relocated.

In the front of closing and monitoring the salt cavities, under approval of the Agência Nacional de Mineração (ANM), the Company keeps the closuring plan for the 35 mining areas and periodically issues reports on the implementation of the Plan, which complies with the standards and recommendations established by this agency. According to preliminary analysis results, the indication for cavity 18, after the collapse on December 10, 2023, is that no additional sand filling measures will be necessary, and it is considered to be in the group of naturally filled cavities.

For more information on advances made on the action fronts related to the geological event in Alagoas during the quarter, see appendix 12.1.

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4.1.3 FINANCIAL OVERVIEW

BRAZIL/SOUTH AMERICA	2023	2022	Chg.
	(A)	(B)	(A)/(B)
Financial Overview (US$ million)
Net Revenue	9,898	13,418	-26%
COGS	(9,634)	(12,269)	-21%
Gross Profit	264	1,148	-77%
Gross Margin	3%	9%	-6 p.p.
SG&A	(357)	(359)	0%
Other Operating Income (Expenses)¹	(303)	(372)	-19%
Recurring EBITDA²	442	1,211	-63%
EBITDA Margin³	4%	9%	-5 p.p.

Financial Overview (R$ million)
Net Revenue	49,512	69,080	-28%
COGS	(48,159)	(63,196)	-24%
Gross Profit	1,353	5,884	-77%
Gross Margin	3%	9%	-6 p.p.
SG&A	(1,784)	(1,851)	-4%
Other Operating Income (Expenses)¹	(1.441)	(1,891)	-24%
Recurring EBITDA²	2,235	6,217	-64%
EBITDA Margin³	5%	9%	-4 p.p.

¹Considers the provisions relating to the geological event in Alagoas and the settlement of claim agreement

²Does not consider provisions relating to the geological event in Alagoas and the settlement of claim agreement.

³Considers Recurring EBITDA in relation to Net Revenue.

A) NET REVENUE: decrease in both U.S. dollar (-26%) and in Brazilian real (-28%), due to: (i) the reduction in international reference prices average of resins (-23%) and main chemicals (-18%); (ii) the reduction of 482 kton, or 17%, in the sales of main chemicals in the Brazilian market; and (iii) the reduction of 176 kton, or 5%, in resin sales volume in the Brazilian market and 27 kton, or 3%, in resin exports. In Brazilian real, the decrease is also explained by the 3.3% appreciation in the average Brazilian real against the annual average U.S. dollar.

Changes in import tax rate

On November 4, 2021, GECEX Resolution No. 269/2021 was approved by the Brazilian government regarding the unilateral temporary reduction of 10% in import tax rates for 87% of the taxable products sold. As such, the tax rates on PP, PE and PVC resin decreased from 14% to 12.6% on November 12, 2021. Initially, this reduction would remain effective until December 31, 2022. However, on May 24, 2022, GECEX Resolution No. 353/2022 approved the unilateral temporary reduction of import tax rates on PP, PE and PVC resins from 12.6% to 11.2%, effective until 31 December 2023.

At the same time, after intra-bloc negotiations, the Mercosur approved the permanent reduction of the Common External Tariff (TEC) for the Mercosur Common Nomenclature (NCM) codes by 10%, according to CMC Decision No. 08/2022. Accordingly, the reduction in import tax from 14% to 12.6% on Braskem resins becomes permanent.

On August 4, 2022, some products were included in the Exception List to the Brazilian Common External Tariff (LETEC) through GECEX Resolution No. 381/2022. As of this publication, import tax rates on some of the Company's products were reduced between August 5, 2022 and August 4, 2023.

However, on March 21, 2023, GECEX Resolution No. 459/2023 of the Chamber of Foreign Trade (“Camex”) excluded these products from LETEC starting from April 1, 2023, resuming the import tax rate that had been reduced on August 4, 2022, as detailed below:

(i)	Ethylene and alpha-olefin copolymers with density lower than 0.94, from 3.3% to 11.2%;
(ii)	S-PVC resin obtained from the suspension process, from 4.4% to 11.2%; and
(iii)	PP (propylene copolymer) resin, from 4.4% to 11.2%.

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In November 2023, the Executive Committee of the Chamber of Foreign Trade (GECEX/CAMEX) decided to reestablish the import tariffs on 73 chemical products that were included in Resolution 353/2022 (TEC unilateral reduction of 10%). The measure was taken to reverse the negative impacts caused to domestic industry, especially those related to the increase in imports and the strong variation in prices, which led to a 10% reduction in import tax. Therefore, as of November 28, 2023, the import tax applied to Braskem resins returned permanently to the TEC level of 12.6%.

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B) COST OF GOODS SOLD (COGS): the decrease in U.S. dollar (-21%) and Brazilian real (-24%) is mainly explained by: (i) the decline of 16%, 49%, 36% and 61%, respectively, in the average price of naphtha, ethane, propane and natural gas prices considering the quarter average; (ii) the reduction of 482 kton (-17%) in main chemicals sales volume in the Brazilian market; and (iii) the reduction of 176 kton (-5%) in domestic resin sales volume and 27 kton (-3%) in resin exports volume. In Brazilian real, the decrease is also explained by the 3.3% appreciation in the average of the Brazilian real against the annual average U.S. dollar.

In August 2023, through Decree 11,668/2023, the Federal Government regulated the necessary conditions for the use of the Special Regime for the Chemical Industry (REIQ), applicable since January 1, 2023, as established in Federal Law 14,374/2022. The Company, fully meeting all the conditions of said decree, filed a statement of commitment in September with the Federal Revenue Service of Brazil, recognizing in the result US$60 million (R$297 million) related to the calculation of tax credits from January to September 2023.

In 2023, COGS was affected by the PIS/COFINS tax credit on feedstock purchases (REIQ) in the amount of approximately US$80 million (R$393 million) and by the Reintegra tax credit in the amount of approximately US$1.8 million (R$8.8 million).

For 2023, the REIQ rate was 1.46%, and for 2024, the rate will be reduced to 0.73%.

C) SG&A EXPENSES: the reduction in reais compared to 2022 (-4%) is mainly explained by the implementation of initiatives to reduce fixed and variable costs during 2023. In U.S. dollar it remained in line due to the appreciation of the average real against the dollar annual average for the year, 3%.

D) RECURRING EBITDA: represented 54% of the Company’s consolidated Recurring EBITDA in U.S. dollar.

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4.1.4 RENEWABLES

Operational Overview

a) Capacity utilization rate Green Ethylene: compared to 2022, the capacity utilization rate of green ethylene was lower (-26 p.p.) due to the scheduled maintenance shutdown and the conclusion of the ramp-up of the project to expand by 30% the current production capacity of the green ethylene unit at the Rio Grande do Sul complex.

b) Sales volume Green PE (I’m greenTM biobased): lower (-13%) due to lower product availability for sale, caused by the scheduled maintenance shutdown and the conclusion of the ramp-up of the project to expand by 30% the current production capacity of the green ethylene unit at the Rio Grande do Sul complex.

15

Financial Overview

A) NET SALES REVENUE GREEN PE + ETBE10: lower (-18%) due to: (i) the lower sales volume of polyethylene I’m greenTM bio-based and ETBE; (ii) the lower appreciation of the ETBE international reference and attractive polyethylene I’m greenTM bio-based prices.

4.2 UNITED STATES & EUROPE

Recurring EBITDA was US$269 million (R$1,355 million), lower than in 2022 (-56%), accounting for 33% of the Company’s consolidated Recurring EBITDA in 2023. This reduction is mainly due to the 56% decline in the average spread on PP in the United States and Europe in the international market during the period. This reduction was partially offset by (i) the optimization of the sales mix; and (ii) the 1% reduction in sales, general and administrative expenses (SG&A) compared to 2022, as a result of the implementation of corporate initiatives to reduce fixed and variable costs.

4.2.1 OPERATIONAL OVERVIEW

a) Resin demand: in North America, demand for PP was lower (-6%) mainly due to: (i) the high inventory levels across the production chain; (ii) economic uncertainties in the region; and (iii) the impacts of higher interest rates on the economy.

In Europe, demand for PP decreased (-4%) mainly due to: (i) lower consumption levels in the region due to high interest rates and inflation in the region; and (iii) high inventories in the converters chain.

10 Product that contains renewable feedstock, ethanol

16

b) Average utilization rate of PP plants: in the year, the capacity utilization rate in the United States and Europe remained in line with 2022.

c) Sales volume: in 2023, sales volume in United States and Europe remained in line with 2022.

17

4.2.2 FINANCIAL OVERVIEW

USA and EUROPE	2023	2022	Chg.
	(A)	(B)	(A)/(B)
Financial Overview (US$ million)
Net Revenue	3,504	4,550	-23%
COGS	(3,231)	(3,875)	-17%
Gross Profit	273	675	-59%
Gross Margin	8%	15%	-7 p.p.
SG&A	(161)	(162)	-1%
Other Operating Income (Expenses)	63	11	464%
Recurring EBITDA	269	609	-56%
EBITDA Margin¹	8%	13%	-6 p.p.

Financial Overview (R$ million)
Net Revenue	17,507	23,421	-25%
COGS	(16,127)	(19,986)	-19%
Gross Profit	1,380	3,435	-60%
Gross Margin	8%	15%	-7 p.p.
SG&A	(802)	(839)	-4%
Other Operating Income (Expenses)	309	57	442%
Recurring EBITDA	1,355	3,094	-56%
EBITDA Margin¹	8%	13%	-5 p.p.
¹It considers the Recurring EBITDA in relation to net revenue

A) NET REVENUE: in the annual comparison, the decrease in both U.S. dollar (-23%) and Brazilian real (-25%) is mainly the result of the 33% reduction in the average international reference price for PP in the United States and Europe.

B) COST OF GOODS SOLD (COGS): compared to 2022, the decrease in both U.S. dollar (-17%) and the Brazilian real (-19%) resulted from the 16% decrease in propylene prices in the international market in the United States and Europe, based on the annual average. In Brazilian real, the decrease is also explained by the 3.3% appreciation in average Brazilian real against annual average U.S. dollar.

In September 2023, COGS in the United States was affected by the recognition of a provision for losses and write-off of property, plant and equipment due to the extended idling of one of our propylene production line at Marcus Hook in Pennsylvania, without cash effect. The extended idling is aimed at ensuring the long-term resilience in the United States in light of the continuous global economic uncertainty and the petrochemical business cycle.

18

C) SG&A EXPENSES: reduction in U.S. dollar (-1%) as a result of the implementation of corporate initiatives to reduce fixed and variable costs. In Brazilian real, the decreased is also explained by the 3.3% appreciation in average Brazilian real against the annual average U.S. dollar.

D) RECURRING EBITDA: accounted for 33% of the Company’s consolidated Recurring EBITDA in U.S. dollar.

4.3 MEXICO

Recurring EBITDA was US$101 million (R$505 million), lower than in 2023 (-52%), accounting for 12% of Company’s consolidated Recurring EBITDA in 2023. This reduction is mainly due to the 15% decrease in the average ethane-based PE spread in the international market during the period. This effect was partially offset (i) by additional sales volume during the year; and (ii) better overall cost structure.

4.3.1 OPERATIONAL OVERVIEW

a) Resin demand: the increase (+3%) in resin demand is mainly explained by the recovery movement of PE distributors' inventories in the face of the lower resin price, mainly in the second half of the year, and the expectation of a price increase at the beginning of 2024.

19

b) Average utilization rate of PE plants: in 2023, the capacity utilization rate increased (+4 p.p.) from 2022, mainly due to higher ethane supply by Pemex during the period, representing an increase of 16% (approximately 4,500 barrels per day).

In 2023, average ethane supply was around 50,400 barrels per day, an increase of approximately 9% in relation to the previous year. Average ethane supply by Pemex was around 32,400 barrels per day, above the minimum contractual volume. Braskem Idesa imported through the Fast Track solution, approximately 18,200 barrels of ethane on average per day from the United States.

c) Sales volume: the increase in sales volume (+5%) in 2023 is mainly explained by the higher available-for-sale product volume due to higher capacity utilization rate during the period.

20

4.3.2 FINANCIAL OVERVIEW

MEXICO	2023	2022	Chg.
	(A)	(B)	(A)/(B)
Financial Overview (US$ million)
Net Revenue	890	1,134	-21%
COGS	(874)	(983)	-11%
Gross Profit	16	151	-89%
Gross Margin	2%	13%	-12 p.p.
SG&A	(124)	(88)	42%
Other Operating Income (Expenses)	40	(6)	n.a.
Recurring EBITDA	101	212	-52%
EBITDA Margin¹	11%	19%	-8 p.p.

Financial Overview (R$ million)
Net Revenue	4,449	5,834	-24%
COGS	(4,366)	(5,070)	-14%
Gross Profit	83	764	-89%
Gross Margin	2%	13%	-11 p.p.
SG&A	(615)	(452)	36%
Other Operating Income (Expenses)	195	(33)	n.a.
Recurring EBITDA	505	1,078	-53%
EBITDA Margin¹	11%	18%	-7 p.p.
¹It considers the Recurring EBITDA in relation to net revenue

A) NET REVENUE: the decrease in both U.S. dollar (-21%) and the Brazilian real (-24%) is mainly the result of the 24% reduction in PE reference price in the international market. In Brazilian real, the decrease is also explained by the 3.3% appreciation in the average of the Brazilian real against the annual average U.S. dollar.

Sales by sector (%)

21

Sales by region (%)

B) COST OF GOODS SOLD (COGS): the decrease in both U.S. dollar (-11%) and Brazilian real (-14%) is mainly the result of the reductions of 61% and 49% in the average ethane and natural gas prices in the international market.

C) SG&A EXPENSES: the increase in both U.S. dollar (+42%) and the Brazilian real (+36%) is mainly explained by the expenses related to the resale of ethane in the international market to minimize the impacts of the unscheduled shutdown that occurred in 3Q23. The revenue portion impacted the Other Operating Income line by US$ 26 million (R$ 127 million). The net result of this operation was positive for the year by US$ 7 million (R$ 35 million).

D) RECURRING EBITDA: represented 12% of the Company’s consolidated Recurring EBITDA in U.S. dollar.

4.3.3 ETHANE IMPORT TERMINAL

22

In September 2021, Braskem Idesa approved and launched the project to build an ethane import terminal in Mexico, with capacity for up to 80,000 barrels of ethane per day, enabling it to operate at 100% of its capacity. In December 2021, the subsidiary Terminal Química Puerto México (“TQPM”) was established, which will be responsible of building and operating the terminal. In June 2022, Braskem Idesa announced the sale of 50% of the capital stock of TQPM to form a joint venture with Advario B.V., a global leader in the liquid storage sector.

On March 1, 2023, Braskem Idesa met all the conditions for concluding the investment agreement signed with Advario, receiving US$56 million related to the retroactive capital contribution equivalent to 50% interest in the capital stock of TQPM paid by Braskem Idesa until said date, totaling US$112 million. Also, the estimated investment for building TQPM was updated to US$446 million (CAPEX ex-VAT) after reviewing the project costs and concluding the mandatory tasks.

In April 2023, the cornerstone-laying ceremony was held, in which Mexican federal and local authorities participated and, in July 2023, the Energy Regulation Commission (CRE) approved the operating license. Finally, on November 1, 2023, Braskem Idesa concluded through its subsidiary TQPM the process of obtaining financing of US$408 million for construction of the terminal. The financing, structured as a syndicated project finance loan, was issued by TQPM with the support of its shareholders, Braskem Idesa and Advario, with a term of 5 years and the usual guarantees for transactions of this nature.

Construction work on the terminal, which began in July 2022, had reached physical progress of 52% by December 2023. The total amount disbursed by Braskem Idesa until December 2023 was around US$105 million since the launch of the project, and the net amount of US$ 48 million was disbursed in 2023.

Construction of the terminal should be completed by late 2024 and startup should occur during the first quarter of 2025.

5.	CONSOLIDATED FINANCIAL OVERVIEW

Income Statement	2023	2022	Chg.
R$ million	(A)	(B)	(A)/(B)
Gross Revenue	81,638	111,716	-27%
Net Revenue	70,569	96,519	-27%
Cost of Good Sold	(67,548)	(85,161)	-21%
Gross Profit	3,021	11,359	-73%
Selling and Distribution Expenses	(1,916)	(2,108)	-9%
(Loss) reversals for impairment of accounts receivable	(83)	(38)	115%
General and Administrative Expenses	(2,472)	(2,764)	-11%
Expenses with Research and Technology	(383)	(374)	2%
Investment in Subsidiary and Associated Companies	7	35	-80%
Other Revenues	1,769	507	n.a.
Other Expenses	(2,735)	(2,344)	17%
Operating Profit Before Financial Result	(2.792)	4,272	n.a.
Net Financial Result	(3,400)	(4,225)	-20%
Financial Expenses	(5,589)	(5,066)	10%
Financial Revenues	1,678	1,374	22%
Derivatives and Exchange Variation, net	511	(533)	n.a.
Profit Before Tax and Social Contribution	(6,192)	47	n.a.
Income Tax / Social Contribution	1,302	(868)	n.a.
Net Profit (Loss)	(4,890)	(821)	n.a.
Attributable to
Company's shareholders	(4,579)	(336)	n.a.
Non-controlling interest in Braskem Idesa	(311)	(485)	-36%

23

NET REVENUE BY REGION

CONSOLIDATED COGS

24

OTHER REVENUE (EXPENSE), NET

In 2023, the Company registered net expense of R$1.0 billion, mainly due to the update of the accounting provision related to the geological event in Alagoas, relating to the Global Agreement with the Municipality of Maceió, the progress of work fronts and the complementary provisions throughout the year, as per item 4.1.2 and appendix 12.1.

These negative impacts were partially offset by revenues related to: (i) the settlement of claim agreement signed with insurance companies; and (ii) the recognition of PIS and COFINS tax credits on supplies considered essential and relevant.

OTHER REVENUE (EXPENSE), NET¹	2023	2022	Chg.
R$ million	(A)	(B)	(A)/(B)
Other Revenues
Fines, imprisionments and indemnities	64	120	-46%
Taxes	490	123	298%
Others	1,215	265	359%
Total Other Revenues	1,769	507	249%
Other Expenses
Provision for lawsuits, net of reversals	(87)	(128)	-32%
Provision for damages - Alagoas	(2,308)	(1,520)	52%
Other Provisions	(52)	(239)	-78%
Fines, severance changes and indemnities	(16)	(22)	-31%
Scheduled turnarounds	(18)	(32)	-46%
Others	(254)	(402)	-37%
Total Other Expenses	(2,735)	(2,344)	17%

OTHER REVENUE (EXPENSE), NET	(966)	(1,836)	-47%
¹The provision recorded in the quarter will be presented as an income or expense based on the accumulated effect of the provision in the year

RECURRING EBITDA

In 2023, recurring EBITDA was US$743 million (R$3.7 billion). The decrease (-64%) in relation to 2022 is mainly due to: (i) the 56% decrease in average PP spread in the United States and Europe; (ii) the 32% decrease in average spread on resins in Brazil, and the 19% decrease in spreads on main chemicals; (iii) the 15% decrease in average spread of PE in Mexico; and (iv) the decrease of 482 kton (-17%) in the sales volume of main chemicals, 176 kton (-5%) in sales volume of resins in the Brazilian market, and 27 kton (-3%) in resin exports. These effects were partially offset by: (i) the prioritization of sales with higher added value and sales mix optimization; (ii) the reduction of around R$292 million in general and administrative expenses as result of the corporate initiatives for fixed cost reduction implementation; and (iii) the recognition in the result of around R$393 million related to the calculation of REIQ-related tax credits in 2023.

25

FINANCIAL RESULT

Financial Result (R$ million)	2023	2022	Chg.
Consolidated	(A)	(B)	(A)/(B)
Financial Expenses	(5,588)	(5,066)	10%
Interest Expenses	(3,780)	(3,125)	21%
Others	(1,808)	(1,941)	-7%
Financial Revenue	1,678	1,374	22%
Interest	1,520	1,066	43%
Others	158	308	-49%
Derivatives and exchange rate variations, net	511	(533)	n.a.
Foreign Exchange Variation (Expense)	1,351	(50)	n.a.
Passive exchange rate variation	3,608	1,795	101%
Hedge Accounting Realization	(2,257)	(1,845)	22%
Foreign Exchange Variation (Revenue)	(751)	(522)	44%
Gain/Losses on derivatives	(89)	39	n.a.

Net Financial Result	(3,400)	(4,225)	-20%

Net Financial Result, w/out foreign exchange variation, net	(3,910)	(3,692)	6%

Final Exchange Rate (Dollar - Real)	4.84	5.22	-7.2%
Final Exchange Rate (MXN/US$)	16.92	19.36	-12.6%

Financial expenses: increase in relation to 2022 (+10%), mainly explained by higher interest expenses due to the increase in gross debt during the period.

Financial revenue: increase compared to 2022 (+22%), mainly explained by higher revenue from interest on financial investments in the Brazilian and international markets due to (i) the increase in the financial investments balance in the period; (ii) the increase in interest rates in Brazil and in the international market.

Derivatives and exchange rate variations, net: the positive result in 2023 is explained by: (i) the appreciation of the Brazilian real at the end of the period against the dollar over the annual average net exposure to the dollar in the amount of US$3.9 billion; and (ii) the appreciation of the end-of-period Mexican peso against the U.S. dollar on the annual average net exposure to the U.S. dollar at Braskem Idesa in the amount of US$2.0 billion.

Transactions in financial instruments designated as hedge accounting

In relation to the hedge accounting of exports by Braskem S.A., the Company carried out US$0.7 million (R$1.6 billion) in exports from a discontinued flow from 2019/2021. The designated initial rate was R$1/US$2.0017, defined in March 2013, while the discontinuation rate was R$/US$3.9786 for flows discontinued in 2019 and 5.1433 for the flow discontinued in 2021, defined in November 2019 and August 2021, respectively. The balance of financial instruments designated for this hedge accounting ended 2024 at US$5.3 billion.

In relation to the hedge accounting of exports by Braskem Idesa, the Company carried out US$356 million (MXN 2.1 billion) in exports from discontinued flows between 2016 and 2023. The designated initial rate was MXN/US$15.0103, while the average realization rate was MXN/US$19.9871. The balance of financial instruments designated for this hedge accounting at the end of 2024 was US$2.2 billion.

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Long-term Currency Hedge Program:

Braskem’s feedstock and products have prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollar. Since 2016, Braskem has contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, thus protecting the estimated flows for a horizon of up to 18 months.

On December 31, 2023, Braskem had a notional value of outstanding put options of US$1.5 billion, at an average exercise price of R$/US$4.51. At the same time, the Company also held a short position in calls totaling US$1.0 billion (notional value), at an average strike price of R$/US$6.78. The contracted operations have a maximum term of 18 months.

The mark-to-market (fair value) of these Zero Cost Collar (“ZCC”) operations was positive R$37.1 million at the end of the year and is designated for hedge accounting.

As a result of the appreciation in the Brazilian real in relation to the U.S. dollar, the Company exercised a part of the put options of the ZCC program. The effect on cash flow for 2023 was positive by R$17.2 million.

Cash Flow Hedge	Term	Strike Put (average)	Strike Call (average)	Notional (R$ million)
Zero-Cost Collar	1Q24	4.66	7.02	1,631
Zero-Cost Collar	2Q24	4.60	7.02	1,401
Zero-Cost Collar	3Q24	4.48	6.83	1,178
Zero-Cost Collar	4Q24	4.35	6.46	1,359
Zero-Cost Collar	1Q25	4.42	6.63	803
Zero-Cost Collar	2Q25	4.39	6.39	348
Total		4.51	6.78	6,720

NET INCOME/LOSS

In 2023, the Company recorded net loss attributable to shareholders of US$935 million, or R$4.6 billion, primarily due to: (i) lower petrochemical spreads in the international scenario pressured by the imbalance between supply and demand, leading to a reduction of approximately 7 p.p. in gross margin; and (ii) the update of provisions for the geological event in Alagoas.

DIVIDENDS

Braskem has a public dividend policy that can be accessed through its Investor Relations website, at the following address: https://www.braskem-ri.com.br/en/the-company/bylaws-and-policies/.

After the end of each fiscal year, the Company will prepare its financial statements, and in accordance with the net profit calculated in accordance with the Brazilian Corporation Law and Braskem's Bylaws, 5% of the calculated amount will be deducted to the Legal Reserve before any another destination.

Shareholders will be entitled to receive as a Mandatory Dividend 25% of the net profit for the year, calculated at the end of each fiscal year.

The portion of net profit that exceeds the Mandatory Dividend, and as long as the Priority Dividend is paid, may be retained based on the Capital Budget, or distributed as Supplementary Dividends.

Shareholders holding class “A” and “B” preferred shares will be entitled to receive a Priority Dividend, with the distribution each year being 6% of their unit value. Shareholders holding common shares will only be entitled to a Dividend after the payment of the Priority Dividend.

27

Additionally, payments of Dividends Complementary to the Mandatory Dividend may be made, requiring an assessment by the Company of its cash flow generation capacity, taking into account its long-term projections, including investment plans, as well as other factors that the Company deems relevant.

Regarding the fiscal year ended on December 31, 2023, the Company will not pay dividends because there is no profit base for the distribution of profits.

INVESTMENTS

At the end of 2023, the Company made investments of approximately amount of R$3.8 billion, down 6% from the initial projection of R$4.0 billion, mainly explained by the optimization and prioritizing projects.

Regarding investments related to Braskem Idesa, total investments at the end of 2023 were US$95 million, around 15% lower than the initial estimate of US$112 million.

Operating Investments 2023: the main operating investments were: (i) in the scheduled maintenance shutdowns at green ethylene production plants in Rio Grande do Sul in January 2023, the PVC plants in Alagoas in March 2023, and the petrochemical cracker in Bahia in December 2023; (ii) in the implementation of projects aimed at increasing the reliability and operating safety of industrial assets globally; and (iii) in the construction of a new R&D facility in Boston, U.S., focused on biotechnology, chemical catalysis and open innovation.

Strategic Investments 2023: the funds were mainly allocated to: (i) the project to expand green ethylene production capacity by 30% in Rio Grande do Sul; (ii) the installation of a desulfurization unit to reduce atmospheric emissions and increase energy efficiency of the petrochemical complex in Rio Grande do Sul; and (iii) investments related to the acquisition of strategic inputs, including catalysts.

	R$ MM			US$ MM
Investments	2023	2023e	Chg.	2023	2023e	Chg.
	(A)	(B)	(A)/(B)	(C)	(D)	(C)/(D)
Corporates (ex-Braskem Idesa)
Brazil	3,419	3,615	-5%	685	653	5%
Operating	2,918	3,237	-10%	585	585	0%
Strategic	501	377	33%	100	68	46%
USA and Europe	340	388	-13%	68	70	-3%
Operating	338	360	-6%	68	65	4%
Strategic	2	28	-93%	0	5	-93%

Total
Operating	3,256	3,597	-9%	653	650	0%
Strategic	503	406	24%	100	73	36%
Total	3,759	4,003	-6%	754	724	4%

Regarding Braskem Idesa, the strategic investment went towards the start of construction of the ethane import terminal in Mexico, through Terminal Química Puerto México (TQPM).

Investments	R$ MM			US$ MM
	2023	2023e	Chg.	2023	2023e	Chg.
	(A)	(B)	(A)/(B)	(C)	(D)	(C)/(D)
Non-Corporates (Braskem Idesa)
Mexico
Operating	233	348	-33%	47	63	-26%
Strategic¹	240	270	-11%	48	49	-2%
Total	473	618	-23%	95	112	-15%
¹Considers the amount disbursed by Braskem Idesa.

In 2023, the main investments related to the Sustainable Development Macro-Goals represented around 27% of corporate investments in Brazilian real. The main investments were: (i) expansion of green ethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul; (ii) the projects associated with reducing CO2 emissions and enhancing the energy efficiency of industrial assets; (iii) the construction of a new Research & Development facility in Boston.

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Investments by Macro-Objectives¹	R$ MM			US$ MM
	2023	2023e	Chg.	2023	2023e	Chg.
	(A)	(B)	(A)/(B)	(C)	(D)	(C)/(D)
Dimensions
MO 1 - Health & Safety	311	398	-27%	63	72	-12%
MO 2 - Financial and Economic Results	7	2	n.a.	2	0	n.a.
MO 3 - Disposal of plastic waste	11	21	-50%	2	4	-44%
MO 4 - Climate change	338	258	31%	67	47	43%
MO 5 - Operational Eco-efficiency	182	193	-6%	37	35	5%
MO 6 - Social responsability & Human rights	37	40	-7%	7	7	3%
MO 7 - Sustainable innovation	122	134	-9%	25	24	2%
Total	1,009	1,045	-3%	202	189	7%
¹Investments by Macro-Objective do not consider investments in scheduled maintenance turnarounds, spare parts of equipment, among others

Investments in 2024

The investments expected to be disbursed throughout 2024 by Braskem (ex- Braskem Idesa) it’s US$440 million (R$2.2 billion), around 37% lower than the historical average of the last 7 years (US$700 milhões), and which can be classified as follows:

Operating Investments: (i) scheduled maintenance shutdowns in some units of resins in Brazil, U.S. and Germany; (ii) regulatory investments and those related to process safety; (iii) program for asset mechanical integrity and acquisition of spare parts; and (iv) investments in Innovation & Technology, including the new lab in Boston, United States.

Strategic investments: (i) technological developments; and (ii) the ongoing construction of desulfurization unit to reduce atmospheric emissions and increase energy efficiency of the Triunfo Petrochemical Complex in Rio Grande do Sul.

Investiments	2024e
	R$ MM	US$ MM

Corporates (ex-Braskem Idesa)
Brazil	1,895	375
Operating	1,855	367
Strategic	41	8
USA and Europe	222	44
Operating	222	44
Strategic	-	-
Total (ex-Others Segments	2,117	419
Others Segments	101	20
Operating	47	9
Strategic	55	11
Total	2,219	440

Total
Operating	2,123	421
Strategic	95	19
Total	2,219	440

For 2024, investments related to the sustainable development macro goals total US$87 million (R$437 million), representing 20% of corporate investments, and are mainly directed to projects on health and safety, combating climate change and sustainable innovation.

29

Investments by Macro-Objectives¹	2024e
	R$ MM	US$ MM
Dimensions
1 - Health & Safety	223	47
2 - Financial and Economic Results	4	1
3 - Disposal of plastic waste	0	0
4 - Climate change	86	17
5 - Operational Eco-efficiency	53	10
6 - Social responsability & Human rights	4	1
7 - Sustainable innovation	67	13
Total	437	87
¹Investments by Macro-Objective do not consider investments in scheduled maintenance turnarounds, spare parts of equipment, among others

Braskem Idesa

Investments planned by Braskem Idesa for 2024 total US$252 million (R$1.3 billion), US$201 million relating to the ethane import terminal will be financed through the Syndicated Project Finance Loan, issued by Terminal Química Puerto México (TQPM), and will not require additional disbursements from shareholders Braskem Idesa and Advario.

Operating Investments 2024: the operating investments are mainly allocated to projects related to operating efficiency, such as maintenance, productivity, and HES, including the investments in order to achieve the Macro-Objectives.

Strategic Investments 2024: strategic investments refer to the ongoing construction of the ethane import terminal through the Terminal Química Puerto México (TQPM).

Investments	2024e
	R$ MM	US$ MM
Non-Corporates (Braskem Idesa)
Mexico
Operating	254	51
Strategic (ex-TQPM)¹	-	-
Total (ex-TQPM)	254	51

TQPM¹	1,016	201

Total	1,270	252
¹The terminal Investments will be made through the Project Finance

CASH FLOW

In the period, the Company recorded recurring cash burn of approximately R$1.9 billion, mainly due to the 64% reduction in Recurring EBITDA in relation to 2022, explained by the downcycle in the petrochemical industry. These impacts were partially offset by: (i) due to the corporate investment in CAPEX lower by R$244 million compared to the estimate at the beginning of the year, explained by the optimization and prioritization of investment; (ii) by the positive variation in working capital in R$2.5 billion due to the implementation of initiatives to optimize operational working capital, resulting in a reduction of approximately 3 days in the average period of accounts payable; and (iii) for the lower income tax payments in the year.

Adding the payments related to the geological event in Alagoas, the Company registered cash burn of approximately R$4.6 billion.

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Cash Flow Generation	2023	2022	Chg.
R$ million	(A)	(B)	(A)/(B)
Recurring EBITDA	3,737	10,571	-65%
Operational CAPEX	(3,788)	(3,898)	-3%
Strategic Investments	(742)	(951)	-22%
Changes in Working Capital¹	2,584	4,295	-40%
Operational Cash Generation	1,791	10,017	-82%
Interest Paid	(3,551)	(2,905)	22%
Income tax and social contribution paid	(866)	(998)	-13%
Others²	752	(99)	n.a.
Recurring Cash Generation	(1,874)	6,016	n.a.
Geological Event in Alagoas	(2,686)	(2,743)	-2%
Cash Generation	(4,560)	3,273	n.a.
¹Adjusted to: (i) exclude payment of the leniency agreement in the amount of R$318 million in 2022;
 (ii) exclude the effects of reclassifications between the lines of Financial Investments (includes LFT's and LF's) and Cash and Cash Equivalents in the amount of R$2,700 million in 2023 and R$1,159 million in 2022; (iii) include the amount of leasing of R$1,209 million in 2023 and R$929 million in 2022; and (iv) include adjustments to eliminate effects without cash impact on Net Income in the amount of R$ 343 million in 2023 and R$1,063 million in 2022.
²Includes, mainly funds received in the sale of assets, additions to investment in subsidiaries and other monetizations.

DEBT MATURITY PROFILE AND RATING

BRASKEM (ex-Braskem Idesa)

On December 31, 2023, the balance of corporate gross debt stood at R$8.7 billion, composed of 95% long-term maturities and 5% short-term maturities. Net debt ended 2023 at US$5.1 billion, up 14% from 2022 and 2% from the historical closing average of the last seven years. Corporate debt in foreign currency corresponded to 88% of the Company's total debt at the end of 2023.

On December 31, 2023, the average term of corporate debt was around 11.8 years, with 61% of maturities concentrated in and after 2030. The average weighted cost of the Company’s corporate debt was exchange variation +6.1% p.a.

Debt	Dec/23	Dec/22	Chg.
US$ million	(A)	(B)	(A)/(B)
Consolidated Gross Debt	11,048	9,024	22%
in R$	1,048	891	18%
in US$	10,000	8,133	23%
(-) Debt - Braskem Idesa	2,324	2,179	7%
in US$	2,324	2,179	7%
(+) Financing Derivatives	(27)	(4)	511%
in US$	(27)	(4)	511%
(=) Gross Debt (Ex-Braskem Idesa)	8,697	6,841	27%
in R$	1,048	891	18%
in US$	7,650	5,950	29%
Cash and Cash Equivalents Consolidated	3,958	2,832	40%
in R$	2,501	1,126	122%
in US$	1,456	1,706	-15%
(-) Cash and Cash Equivalents - Braskem Idesa	323	419	-23%
in US$	323	419	-23%
(-) Exclusive Cash to Alagoas	24	34	-29%
in R$	24	34	-29%
(-) Cash to Injunction of ICMS Benefit¹	0	0	8%
in R$	0	0	8%
(-) Cash and Cash Equivalents (Ex-Braskem Idesa and Alagoas)	3,611	2,380	52%
in R$	2,477	1,093	127%
in US$	1,134	1,288	-12%

(=) Adjusted Net Debt	5,086	4,461	14%
in R$	(1,430)	(201)	610%
in US$	6,516	4,662	40%
(+) Global Agreement	203	202	0%
in R$	210	173	21%
in US$	(7)	29	n.a.

Recurring EBITDA (LTM)	612	1,796	-66%

Adjusted Net Debt/Recurring EBITDA (LTM)	8.64x	2.60x	233%
(-) Hybrid Bond²	318	316	1%
in US$	318	316	1%
(=) Adjusted Net Debt with 50% of hybrid bond	4,971	4,347	14%

Adjusted Net Debt/Recurring EBITDA (LTM) with hybrid bond	8.12x	2.42x	236%

¹In 4Q21, the Company obtained an injunction to exclude ICMS tax incentives and benefits applicable to its operations, granted by the States and the Federal

District, from the income tax calculation base as of 2021. As it is an uncertain tax treatment, the tax remained recorded in the balance sheet under income tax and social contribution payable. In August 2022, a sentence was handed down restricting the protection only to the presumed ICMS credits, which is why the

Company paid the tax in the amount of R$1.0 billion.

²For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment.

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In line with the strategy to maintain financial health, Braskem issued two bonds in the international market. The first one was issued in February 2023 in the amount of US$1 billion maturing in February 2033, and the second was issued in September 2023 in the amount of US$850 million maturing in January 2031. The total during the year was US$1.850 billion.

Also, as part of its strategy to maintain the debt maturities lengthy, the Company redeemed its bond maturing in 2024 using a part of the proceeds from the bond issued the same month. The total amount of the operation was approximately US$300 million.

As of December 31, 2023, the liquidity position was US$3.6 billion, sufficient to cover the payment of all debt maturities over the next 72 months, not considering the international stand-by credit facility of US$ 1.0 available through 2026.

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Ratings

In August 2023, S&P Global Ratings affirmed Braskem's of 'BBB-/brAAA', changing the outlook to Negative.

In December 2023, Fitch Ratings downgraded Braskem to 'BB+'/'AAA(bra)', with a rating watch negative outlook.

In December 2023, Braskem canceled the corporate rating assigned by Moody’s according to a notice to the market disclosed on December 5, 2023.

Lastly, in February 2024, S&P Global Ratings downgraded Braskem to 'BB+'/'brAAA', with a Stable outlook.

CORPORATE CREDIT RATING - GLOBAL SCALE
Agency	Rating	Outlook	Date
FITCH	BB+	Rating Watch Negative	12/14/2023
S&P	BB+	Stable	02/26/2024

CORPORATE CREDIT RATING - NATIONAL SCALE
Agency	Rating	Outlook	Date
FITCH	AAA(bra)	Rating Watch Negative	14/12/2023
S&P	brAAA	Stable	02/26/2024

Braskem Idesa

On December 31, 2023, the average debt term was around 7.1 years, with 53% of the maturities concentrated from 2030. Braskem Idesa’s average weighted cost of debt was exchange variation plus 7.3% p.a.

The liquidity position of US$241 million is sufficient to cover the payment of all liabilities coming due in the next 34 months.

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Ratings

In December 2023, Fitch Ratings removed the Negative Watch and maintained the B+ and Negative Outlook for Braskem Idesa S.A.P.I.

On July 7, 2023, S&P also revised Braskem Idesa S.A.P.I.'s rating from “B+” to “B”, with a negative outlook.

CORPORATE CREDIT RATING - BRASKEM IDESA
Agency	Rating	Outlook	Date
FITCH	B+	Negative	12/20/2023
S&P	B	Negative	07/07/2023

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6.	VALUE CREATION STRATEGY

The Braskem's Corporate Strategy is anchored in its strategic pillars and foundations and integrates its long-term objectives for sustainable development. With focus on creating value through balanced capital allocation, to return value to shareholders over the cycle, the growth focus for the coming years was defined in three avenues: traditional business, bio-based and recycling.

Thus, in 2023, Braskem remained focused on rolling out initiatives related to growth avenues, notably the following projects.

1.	Traditional Business

The Company will continue to invest in existing businesses to maintain productivity and competitiveness, focusing on operational efficiency and excellence, optimizing sales and logistics, and seeking for leadership in costs and competitive advantages through client relations.

It will also put in efforts on achieving its goals to reduce scope 1 and 2 emissions by 15% by 203011 and achieve carbon neutrality by 2050 by decarbonizing its current assets.

a.	Construction of an Ethane Import Terminal in Mexico

Construction of an ethane import terminal in Mexico, which will diversify the feedstock profile and support Braskem Idesa's operation at full capacity, while also enabling the expansion PE (ethane-based) production capacity by around 15%. More details about the project are available in item 4.3.3.

Construction work on the terminal, which began in July 2022, had reached physical progress of 52% by December 2023.

The total amount disbursed by Braskem Idesa until December 2023 was around US$105 million since the launch of the project, and the net amount of US$ 48 million was disbursed in 2023. Construction of the terminal is expected to be completed by the end of 2024 and startup should occur during the first quarter of 2025.

b.       Industrial Decarbonization Program

In order to advance on its initiatives to reduce carbon emissions (scopes 1 and 2) and in line with the long-term goal established for 2030, Braskem has launched the industrial decarbonization program. The program is anchored on two action lines:

1.	Culture, Process and Governance: promoting an industrial mentality focused on reducing greenhouse gases; strengthening governance and adapting processes aimed at decision-making that consider potential emissions; and entering into partnerships to implement structuring solutions through differentiated business models.

11 Base year is the average of 2018, 2019 and 2020, measured as a moving average (3 years).

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2.	Action lines distributed in the following fronts:
▪	Continuous improvement: implementing operating initiatives on continuous improvement with low or no investment to reduce emissions;
▪	Energy efficiency: reducing greenhouse gas emissions through energy integration and optimization initiatives with investments;
▪	Energy matrix: increasing the share of renewable energies and low carbon fuels in Braskem's energy matrix;
▪	Transformational projects ("Big Bets"): implementing key initiatives to significantly reduce greenhouse gas emissions of the main complex issuers.

In 2023, the 2030 Roadmap12 for global decarbonization totaled over 80 initiatives at different degrees of maturity. The initiatives are focused on Braskem's operating assets and are based on the Marginal Abatement Cost Curve (MACC) methodology and the Industrial Decarbonization Roadmap – Portfolio of prioritized decarbonization initiatives.

In March, the Company announced a new wind power acquisition agreement with Casa dos Ventos that envisages supply for up to 22 years. In May, Braskem exercised the call option on the shares of SPE Santo Artur, controlled by CDV Holding of the Casa dos Ventos group, in line with the Company's strategy of increasing competitive renewable energy in its portfolio. Braskem estimates a reduction of 3.2 million tons of CO2 considering this agreement and others entered into by the company for acquiring competitive renewable energy in Brazil, reaching over 220 average MW in long-term contracts for wind and solar energy, which represents around 40% of the energy acquired by Braskem nationwide for its operations.

In November, Braskem and Veolia inaugurated a biomass plant in Alagoas to produce renewable energy on a large scale. With investments of approximately R$400 million, the industrial plant, which is already in operation, will generate around 900,000 ton of steam a year, which will help reduce around 150,000 tons of GHG annually. This amount is equivalent to one-third of Braskem's direct and indirect emissions in the state of Alagoas in 2021.

2.	Bio-based investments and initiatives:

The Company aims to reach production capacity of 1.0 million tons of bioproducts by 2030. Key projects on this front include:

a.	Expanding bio-ethylene production capacity at the Triunfo Petrochemical Complex in Rio Grande do Sul

In June, the Company concluded the expansion of the bio-ethylene production capacity to 260 kty at the Triunfo Petrochemical Complex in Rio Grande do Sul. The increased capacity is aligned with the Company's growth strategy and will enable it to meet the growing demand for products made from renewable sources.

b.	Joint venture with SCG Chemicals

In August, Braskem and SCG Chemicals signed a joint venture (JV) agreement to create Braskem Siam Company Limited. Subject to approval from antitrust authorities and a final investment decision by the partners, the joint venture will produce bio-ethylene from bio-ethanol dehydration using the EtE EverGreenTM technology. A partnership between Lummus Technology LLC and Braskem B.V has been formed for developing and licensing this technology.

12 The Roadmap is dynamic and can change over time, as initiatives in the study phase can be discarded and new initiatives can be included.

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3.	Investments and initiatives in recycling:

One of the Company’s goals is to increase its sales volume of recycled products. By 2025, Braskem's goal is to expand its portfolio to reach 300,000 tons of products with recycled content and increase to 1.0 million tons by 2030. The Company also is working to prevent 1.5 million tons of plastic waste from being sent for incineration, to landfills or discarded in the environment by 2030.

a.	Partnership with Nexus Circular

In January 2023, Braskem signed a 10-year definitive commercial agreement to supply circular feedstock produced by a new chemical recycling unit of Nexus Circular, a company that converts difficult-to-recycle plastic waste, such as plastic films discarded in landfills, into feedstock.

b.       Acquisition of equity interest in recycling company

In February 2023, Braskem acquired the shares and subscribed to the new shares issued by Wise Plásticos S.A. (“Wise”), a Brazilian mechanical recycling company, now holding 61.1% interest in Wise. In this context, Braskem disbursed approximately R$138 million, considering the adjustments typical for transactions of this kind, of which a significant part will be invested directly in Wise to double its current production capacity to around 50,000 tons by 2026.

c.       Launch of Upsyde

Joint venture (JV) between Braskem and Terra Circular in the Netherlands, which owns a patented, proprietary technology for recycling difficult-to-process plastic waste into final circular products, which is used to produce durable consumer goods, such as pallets, slabs for construction and road use, asphalt mats and heavy-duty mats.

d.       Agreement with Vitol

In September, Braskem and Vitol, an energy and commodity multinational, announced an agreement for the supply of circular feedstock derived from plastic waste. As per the agreement, Vitol will start supplying to Braskem B.V., pyrolysis oil produced from the chemical recycling process at the facilities of WPU - Waste Plastic Upcycling A/S in Denmark. The agreement is part of Braskem’s Wenew ecosystem.

7.	ESG AGENDA – 2023 HIGHLIGHTS

Since its creation in 2002, Braskem has been committed to the principles of sustainable development. In 2020, based on its Sustainable Development strategy and its materiality matrix, Braskem defined its second cycle of long-term goals, composed of seven dimensions, focusing mainly on combating climate change, eliminating plastic waste and social responsibility and human rights. Additionally, the Company continues to advance in the implementation of its sustainable development strategy and, at the end of 2023, 31% of its 2030 long-term commitments had been achieved.

7.1 ENVIRONMENTAL

7.1.1 CLIMATE CHANGE

▪	2020-2030 long-term goals: Braskem advanced 37% in its objectives for 2030 on Combating Climate Change, with the focus on (i) reducing absolute emissions of scopes 1 and 2 GHGs; AND (ii) increasing electricity purchases.
▪	GHG Emission Inventory: for the twelfth straight year, Braskem obtained the golden seal from the Brazil GHG Protocol Program (PBGHG) for its greenhouse gas (GHG) emissions Inventory. The Golden Seal from PBGHG certifies the corporate inventory for achieving the highest qualification, i.e., inventories whose Scopes 1, 2 and 3 were audited by an independent third party.

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▪	ACV[13] I’m greenTM Green PE: Braskem concluded the update of life cycle assessment for bio-based I’m greenTM PE. The study confirmed the product's negative carbon footprint, which is -2.12 kg CO2e/kg14, with every 1kg of the product avoiding the emission of approximately 4kg of CO2e compared to conventional PE (fossil).

7.1.2 CIRCULAR ECONOMY

▪	2020-2030 long-term goals: regarding the "Eliminating Plastic Waste" dimension, the Company advanced by 5% in its 2030 goals.
▪	Global Agreement to Eliminate Plastic Waste: Braskem participated in the second intergovernmental committee for ending plastic pollution, with the presence of the ICCA[15], which brought together a delegation of manufacturers, the Brazilian government and Abiquim[16]. At one of the official events, Braskem unveiled the Blue Keepers[17] project and its initiatives and solutions for the issue of plastic waste.
▪	Great Packaging Case Studies: Braskem won two trophies at the 2023 Grandes Cases de Embalagem (Great Packaging Cases) Awards, organized by the Embalagem Marca magazine. The award-winning cases were: the packaging for lubricant oil in partnership with Moove, Raízen and Bericap, and the stand-up pouch developed by Cazoolo[18] in partnership with Braskem, Antilhas and Organosolví. The two packaging solutions have Wenew[19] post-consumer recycled resin (PCR) in their composition and are examples of joint actions involving Braskem and other important partners across the production chain towards reaching a circular economy.
▪	Sales of Recycled Products: sales of the recycled portfolio was higher (+25%) in relation to 2022, mainly due to: (i) the higher sales volume across South America, reflecting Wise's sales consolidation; (ii) the expansion of the portfolio of resins with recycled content; and (iii) the launch of Upsyde, a company that transforms difficult-to-process mixed plastic waste into consumer goods.

7.2 SAFETY AND SOCIAL RESPONSIBILITY

7.2.1 HEALTH & SAFETY

▪	2020-2030 long-term goals: for Braskem, safety is a nonnegotiable value. In 2023, regarding the Health and Safety dimension, the Company achieved 46% of the 2030 goals, notably the reduction in Tier 1 and Tier 2 injury rate, the second-best historical performance.

13 Life Cycle Assessment.

14 Ecoinvent v.3.9.1 database, compared to global average HDPE.

15 International Congress and Convention Association

16 Brazilian Chemical Manufacturers Association.

17 The project is part of the UN Global Compact's Water and Ocean Action Platform in Brazil

18 Braskem's Packaging Development Center for Circular Economy launched in 2022.

19 Braskem's global circular economy ecosystem that includes technologies, circular products and education initiatives on conscious consumption and proper disposal of plastic.

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▪	Occupational Safety: in 2023, the lost-time and recordable injury rate, considering team members and contractors, was 1.08 (events/MM hours worked), higher (+27%) than in 2022, due to routine accidents related to regular activities, such as walking and going down stairs.
▪	Process Safety: The frequency rate of Tier 1 and Tier 2 process accidents was 0.32 events per million hours worked, 34% higher than in 2021, which is Braskem's second best result ever in process safety, chiefly due to a reduction in TIER 2 accidents, mainly due to the reduction in the rate of leaks of dangerous products in industrial units.

7.2.2 SOCIAL RESPONSIBILITY AND HUMAN RIGHTS

In 2023, the Company achieved 48% of its 2030 goals regarding the Social Responsibility and Human Rights dimension, with notable progress in: (i) the improvement of the indicator of reputation among communities; and (ii) achievement of 98% of high and medium risks in managed human rights.

7.2.2.1 PEOPLE & ORGANIZATION

The Company ended 2023 with 8,569 team members, down 1.1% from 2022. Total turnover rate remained stable, while voluntary turnover rate increased 1.3% in 2023.

The Well-being Thermometer is a survey that assesses team members' perception of issues related to career and development, psychological safety, overall well-being, relationships and connections, purpose and engagement, and sense of belonging. In 2023, the survey was conducted twice, with an average participation rate of 67%, favorability result of over 80% and global average of 4.04 (maximum of 5 points).

Post-Employment Benefits

▪	Brazil: 92% of the Company's employees participate in the defined contribution pension plan that pays pension and retirement amounts that supplement the amounts paid by the Brazilian government's official pension system. In addition to the pension plan, employees who retire through the Company and their dependents receive medical assistance. Braskem Brasil also offers employees the benefit of life insurance and disability and disability benefits, both provided for in collective agreements.
▪	United States: Braskem America manages a closed defined benefit pension plan which, in 2023, had 35 active members. Braskem America also offers its employees life insurance and assistance in cases of disability.
▪	Europe: Braskem Germany has 228 participants (including active and inactive employees) in all pension plans in Germany. In the Netherlands, there are 153 active participants in pension plans. In addition, Braskem offers its employees life insurance and assistance in cases of disability.
▪	Mexico: in 2023, the government retirement plan covered all 922 active members of the Company and Braskem contributes to the members' government retirement plan. Braskem Idesa also offers other benefits, including savings plans, as well as life insurance and health insurance.

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Diversity, Equity & Inclusion (DE&I)

▪	Long-term goals: Braskem ended 2023 with 33.2% of women occupying leadership positions and 9% in operational jobs and 33.7% of black team members, an increase of 3.7% compared to 2022.
▪	Women in Leadership (MEX): Mexico reached the milestone of 34% women in leadership, surpassing the 2023 target by almost 4%. This is a result of various actions, primarily the launch of the IT-Woman program, which ensures at least one woman in all recruitment and selection lists. With this focused effort, over 50% of leadership positions were filled by women.
▪	Internship Program (BRA): the program hired 350 people, of which 42% were black individuals, 51% women, 23% over 25 years old, 16% LGBTQIA+ people, and 1% PwD. When joining Braskem, students receive language scholarships and a training program in technology tools.
▪	Global DE&I Week: the 2023 Global Diversity, Equity and Inclusion Week registered the highest participation of team members in recent years (over 9,600 team members worldwide). The event addressed issues such as The Journey of Women in the Corporate World, Differences between Brazil and the United States in terms of racial equity, The Value of Being Yourself in approaching LGBTQIA+ themes, and a less-discussed topic: multiculturalism, which permeates the organization, given that the Company's workforce is composed of team members of over 45 nationalities.
▪	Respect is Nonnegotiable (BRA): in Brazil, the DE&I and Compliance teams held the Respect is Non-Negotiable training program at all of the Company's industrial units to clearly explain discrimination, moral harassment, sexual harassment, and micro-aggressions through concepts and practical examples.

7.2.2.2 CORPORATE SOCIAL RESPONSIBILITY

In 2023, around R$28 million (US$5.6 million) was invested across 215 social responsibility initiatives (private social investment, donations, volunteering, and emergency aid) in Brazil, Mexico, the United States, the Netherlands, Germany, and Singapore, directly impacting 352,000 people.

▪	Global Volunteer Program: approximately 1,424 team members and 398 guests participated in over 60 actions, totaling more than 12,000 hours of volunteer work within and outside working hours.
▪	Bidding Process for Social Projects (BRA): for the second consecutive year, Braskem selected 12 projects in its areas of influence in Brazil, totaling R$500,000 in donations, for execution throughout 2024.
▪	PlastiVan Project (USA): sponsored by Braskem, the project offers scientific and educational programs for students to increase their knowledge about the contribution of plastics to contemporary life and encourage them to pursue careers in STEM[20]. In 2023, 17,500 students participated in the activities.

7.3 GOVERNANCE

7.3.1 CORPORATE GOVERNANCE

The Annual and Extraordinary Shareholders Meeting held in April 2023 approved the election of the Company's Audit Board, consisting of 5 members and 5 alternate members, for a term of one year.

Throughout 2023, the Board of Directors revised its Charter as well as the Charters of the Finance and Investment Committee, the People and Organization Committee, and the Compliance and Statutory Audit Committee. During the same period, in order to adopt the best practices, the Board of Directors approved the publication or amendments to the following Policies: (i) the Variable Compensation Clawback Policy; (ii) the Code of Conduct; and (iii) the Company Management and Team Members Indemnity Policy.

20 Science, Technology, Engineering, Math.

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In the second half of 2023, the Board of Directors took notice of and analyzed the reports of its evaluation, its Advisory Committees and the Corporate Governance Department, and also monitored the Company's corporate governance system and learned about the Board of executive Officers' assessment of the effectiveness of policies and risk management systems, internal controls and compliance programs.

The Board of Directors, supported by its Advisory Committees, also discussed, in 2023 as part of its annual agenda, the Company's strategic direction, which covered macroeconomic trends and energy and petrochemical scenarios, the portfolio of key initiatives related to Braskem's strategic pillars, as well as the Company's Business Plan for the next three years.

Lastly, the Board of Directors monitored, discussed, and approved investments in line with Braskem's long-term goals for 2030 and 2050, in order to accelerate supply chain development, boost recycling, and establish businesses focused on sustainable development.

7.3.2 CORPORATE INTERESTS - CONSTITUTION, ACQUISITION OR DISPOSAL

In February 2023, Braskem completed the process of acquiring shares and subscribing to new shares issued by Wise Plásticos S.A. (“Wise”), a Brazilian company in the mechanical recycling sector, now having a shareholding of 61.1% of Wise's share capital. In this context, Braskem disbursed the amount of around R$173 million, the goodwill generated was R$75 million.

In June, 2022, Braskem signed agreements with Advario B.V. (“Advario”) for the sale of a 50% stake in the share capital of Terminal Química Puerto México (“Terminal Química”), a subsidiary of Braskem Idesa responsible for the development and operation of the ethane import terminal in Mexico. In March 2023, the conditions for concluding the agreement were met and Advario paid R$316 to Braskem for a 50% stake in the capital of Terminal Química. Braskem maintains control of Terminal Química due to its ability to direct the subsidiary's relevant activities, exposure to variable returns and its ability to influence the economic results of operations through the terminal's main source of cash flow, which will be the import of ethane for Braskem Idesa.

In August 2023, through the subsidiaries Braskem Netherlands B.V. and Braskem Europe GmbH, an agreement was signed with Thai Polyethylene Company Limited, a wholly owned subsidiary of SCG Chemicals Public Company Limited, for the formation of Braskem Siam, an entity created to lead the engineering design of a bioethanol dehydration plant to produce bio-ethene using EtE EverGreen™ technology. Braskem holds a 51% stake in the new entity. The Final Investment Decision (FID) for the project is scheduled for the last quarter of 2024, when the Boards of Directors of Braskem and SCG will decide on the continuity of the business.

In September 2023, Braskem Trading & Shipping B.V. was created, whose objective is to manage certain sea freight contracts, through equity participation in special purpose companies, and certain commercial transactions for the purchase and sale of chemical and petrochemical products.

In December 2023, Braskem increased Braskem Green's capital by R$868 million through the transfer of assets. Subsequently, Braskem transferred 100% ownership of the shares in Braskem Green to Braskem Netherlands, increasing Braskem Netherlands' capital by the same amount.

7.3.3 COMPLIANCE

In 2023, Braskem maintained its 9.9 score (out of 10 points) in the Integrity, Prevention, and Combating Corruption Indicator of the Ethos Institute. This performance is 50% higher than the sector average21 and attests to the solidity and maturity of Braskem's Global Compliance System.

21 The sector average is 7.4.

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Additionally, the Company maintained its ISO 37001 certification - Anti-Bribery Management Systems, issued by the International Organization for Standardization (ISO), which attests that Braskem's anti-bribery management system is in compliance with ISO standards.

Braskem also has specific compliance goals for leadership and formal engagement with recognized initiatives, such as the UN Global Compact and the Business Pact for Integrity and Against Corruption instituted by the Ethos Institute in Brazil. In 2023, Braskem committed itself to the 100% Transparency Movement, an initiative of the UN Global Compact to promote corporate transparency in Brazil.

Finally, in August 2023, the Office of the Federal Controller General (CGU) ended the monitoring of Braskem's Compliance System. This was the last instance that still maintained external monitoring at the Company, following the certification of Braskem's Compliance System and its commitment to ethics, integrity and transparency by the Federal Prosecution Office (MPF), the US Department of Justice (DoJ), and the Securities and Exchange Commission (SEC) in 2020.

8.	SUSTAINABLE INNOVATION

Innovation is a strategic pillar of Braskem's operations, since improving existing technologies and developing disruptive technologies are essential for decarbonization projects in industrial operations and for the effective return of plastic waste to the supply chain in an economically feasible manner, in line with the Company's commitments to sustainable development.

As such, aligned with the continuous development of the petrochemical industry and the plastics chain, Braskem maintains an Innovation and Technology (I&T) area, focusing on research and development, with 366 dedicated professionals. Also, the Company has state-of-the-art laboratories and pilot plants to support research that meets our clients' current needs, with the focus on 2025, 2030, and 2050:

•	Two technology and innovation centers (Triunfo, Brazil and Pittsburgh, U.S.)
•	Two technical polymer centers (Wesseling, Germany and Coatzacoalcos, Mexico)
•	Seven pilot plants
•	One center for the development of process technologies (Mauá, Brazil)
•	One biotechnology development laboratory (Campinas, Brazil)
•	One innovation center for renewables (Boston, U.S.)

Currently, Braskem has developed three Innovation and Technology platforms (project programs) focused on circular product solutions and low-carbon emissions:

•	Biomass in chemical products: development of new technologies to enable the use of biomass for conversion into chemicals and new materials for Braskem, thereby enabling adjacent markets for the company.
•	Decarbonization technologies: Projects for capture, conversion, and utilization of CO2, as well as the development of technologies to reduce CO2 emissions from industrial assets.
•	Recycling: technologies for converting plastic waste into value-added products.

At the end of 2023, Braskem's portfolio comprised 210 innovation and technology projects. Of these, 147 projects were evaluated as per the Sustainability Index22, with 121 projects classified as having a positive impact, representing a Sustainability Index of 82%. The positive impacts of these initiatives are related to reductions in water and/or energy consumption, chemical safety, greenhouse gas emissions, and circularity.

Regarding expenses and investments related to innovation and technology, Braskem allocated R$554 million in 2023, up 7.8% from 2022. Through these investments, significant progress was made in PP impact copolymer grades in Europe and the United States, serving high-value segments such as automotive and specialties (hygiene), and promoting greater flexibility in terms of asset production. With regard to PE, Braskem advanced in green PE grades in terms of additive packages, which enabled it to access more restricted markets around the world. Also, the portfolio of post-consumer resins (PCR) continued to expand in all regions where Braskem operates, with the launch of several new grades. Finally, several developments were completed to reduce supplier vulnerability and improve the competitiveness of chemicals, additives, and catalysts.

22 The Sustainability Index enables the qualitative assessment of I&T projects on five aspects: water, energy, CO2 emissions, chemical safety and circularity.

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In 2023, the Company advanced its partnership with Coolbrook for implementing a project to electrify pyrolysis furnaces using the RotoDynamic Reactor technology (RDR) owned by Coolbrook, which carries out reactions through a rotary reactor powered by electricity. In 2023, the demonstration stage of naphtha cracking using steam generated by electricity from RDR technology was completed at a pilot plant in the Netherlands.

Another significant initiative was the construction of a new renewable routes research center in Lexington, U.S., at a total investment of US$8.3 million. The center will focus on developing low-maturity technologies related to biotechnology and catalysis, contributing to Braskem's carbon neutrality goal.

Over the year, the digital transformation program implemented a series of initiatives that captured value equivalent to approximately R$700 million, 40% higher than in 2022, notably: (i) the client platform, which improved the experience of 800 clients and processed around 50% of the sales in Brazil; (ii) the energy management platform, which can estimate future energy consumption and alert about potential issues, captured value of R$17 million; (iii) predictive process control, which contributed to maintaining performance indicators within ideal parameters, as well as energy savings and CO2e emissions reduction, resulting in R$63 million in savings and reducing 74,000 tons of CO2e; and (iv) advanced process control and real-time optimization with the purpose of keeping industrial operations under control and in optimal conditions, thus minimizing costs with energy and feedstock, resulting in the capture of R$450 million, besides reducing 132,000 tons of CO2e.

Additionally, in 2023, Braskem was recognized for the second straight year as one of the country's 20 most innovative companies by Innovative Places Brazil, an award granted by MIT Technology Review. It was also elected the second most innovative company in the Oil, Gas, and Petrochemical sector in Brazil by Valor Econômico. Regarding open innovation, the Company ranked second in the 100 Open Startups ranking, which attests to its leadership on the topic with an improvement in ranking from the previous year.

Finally, in 2023, Oxygea Ventures, whose mission is to leverage the work of startups engaged in sustainable innovation and digital transformation for the chemical industry, evaluated approximately 400 potential investments, established 30 partnerships, 30 connections with corporations around the world, participated in more than 20 events, and established a community of 88 startups. On the acceleration front, the first Oxygea Labs was held, boosting registrations by startups three times more than the average of registrations in the previous Braskem Labs, totaling 324 participants.

9.	CAPITAL MARKETS & INVESTOR RELATIONS

On December 31, 2023, Braskem’s share capital amounted to R$8,043,222,080.41, divided into 797,207,834 shares, as shown in the following table. Its common shares, class “A" preferred shares and class “B" preferred shares are traded on the Sao Paulo Stock Exchange (B3), under the ticker symbols “BRKM3,” “BRKM5” and “BRKM6,” respectively.

On the New York Stock Exchange (NYSE), its shares are traded through the Level II ADR Program under the ticker “BAK.” On the Madrid Stock Exchange, the shares are traded through the Latibex Program under the ticker “XBRK.”

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In 2023, there were no material changes in the ownership structure of the Company, such as capital increases, stock splits, reverse stock splits, bonus shares or capital decreases.

▪	B3 (Level I Corporate Governance) – BRKM5 & BRKM3 STOCK PERFORMANCE[23]

Ibovespa, B3's flagship index, ended 2023 up 22.3%, considering the close on December 28, 2023. The main factors contributing to the index's positive performance were: (i) the positive outlook for the fiscal outlook in Brazil and approval of the tax reform; (ii) the beginning of the SELIC reduction cycle; and (iii) the interruption of the cycle of rising interest rates in the United States by the FED.

The common shares (BRKM3) closed the year quoted at R$21.69 per share, down 14.2% from end-2022. The class "A" preferred shares (BRKM5) also declined, by 8.0%, in relation to the close of 2022, quoted at R$21.86 per share. The depreciation in Braskem's share prices in 2023 was mainly influenced by: (i) the industry's down cycle lasting beyond market expectations; (ii) the inflationary pressure in all regions, causing a decrease in global consumption; (iii) due to the news published in the media regarding the sale of Braskem's stake by Novonor; and (iv) for updates related to the Alagoas geological event.

In the year, the highest daily gains in the BRKM3 and BRKM5 shares were 23.6% and 24.4%, respectively, in the trading session on May 5, 2023.

The highest daily losses registered in BRKM3 and BRKM5 were 7.1% and 6.7%, respectively, in the trading sessions on November 30, 2023 and May 15, 2023.

The average daily financial trading volume for BRKM3 shares increased from R$536,000 in 2022 to to R$836 thousand in 2023, representing an increase of 55.9%. The stock’s highest quote during the year was R$30.99 per share on June 19, 2023, and its lowest quote was R$15.69 per share on October 31, 2023.

The average daily financial trading volume in BRKM5 decreased from R$108 million in 2022 to R$94 million in 2023, representing a reduction of 12.4%. The stock’s highest quote during the year was R$30.95 per share on June 19, 2023, and its lowest quote was R$16.07 per share on October 31, 2023.

▪	LEVEL II ADR PROGRAM – New York Stock Exchange (BAK24)

In 2023, the ADRs representing the class “A" preferred shares registered a decline of 4.1% in relation to 2022. The stock’s highest quote during the year was R$12.54/ADR on June 20, 2023, and its lowest quote was R$6.29/ADR on March 23, 2023. Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company.

Braskem's ADR program ended the year with around 31 million ADRs, representing around 62 million PNAs, which represents the historical record for the number of ADRs in the Braskem program.

23 The prices of BRKM5, BRKM3 and BAK shares, as well as their fluctuations, are adjusted by share-based payments.

24 The prices of BRKM5, BRKM3 and BAK shares, as well as their fluctuations, are adjusted by share-based payments.

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10.	LIST OF ANNEXES:

10.1 UPDATES ABOUT ALAGOAS

a.	Provisions

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, state of Alagoas, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. In view of these events, on May 9, 2019, Braskem preventively decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

Since then, the Company has been devoting its best efforts to understand the geological event: (i) possible surface effects; and (ii) the analyses of cavities’ stability. The results are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its cavities, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain cavities as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution and are being adopted in coordination with the Civil Defense of Maceió and other authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including:

i.	Instrument of Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents”), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map, as well as the dismissal of the Public-Interest Civil Action (Reparations for Residents), as detailed in Note 24.1 of the Consolidated and individual financial statements for the year ended December 31, 2023.
ii.	Instrument of Agreement with the Labor Prosecution Office of the State of Alagoas (MPT - AL), entered into on February 14, 2020, in the amount of R$40 million, for implementation of the Program to Recover Business and Promote Education for residents and workers from the districts affected by the geological phenomenon. The program consists of support for the construction of daycare centers and schools and for administering professional training programs, as well as support for the Civil Defense to hire skilled professionals to continue monitoring the risk areas in the districts affected. On March 3, 2020, with the approval of the agreement by the court, the Public-Interest Civil Action (Reparation for Workers) was dismissed;
iii.	Instrument of Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió, as well as the termination of the Public-Interest Civil Action (Socio-environmental Reparation) related to the Company, as detailed in Note 24.1 of the Consolidated and individual financial statements for the year ended December 31, 2023. Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with such potential parties;

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iv.	Instrument of Agreement for Implementation of Socioeconomic Measures for the Requalification of the Flexal Area (“Flexal Agreement”) entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022 by the 3rd Federal Court of Maceió, which establishes the adoption of requalification actions in the Flexais region, compensation to the Municipality of Maceió and indemnities to the residents of this location;
v.	Instrument of Global Agreement with the Municipality of Maceió (“Instrument of Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

The Company's Management, based on its assessment and that of its external advisers, taking into account the short and long-term effects of technical studies prepared, available information and the best estimate of expenses for implementing the measures related to the geological event in Alagoas, presents the changes in provision in the year ended on December 31, 2023 and 2022:

Provisions (R$ million)	2023	2022
Balance at the beginning of the period	6,627	7,661
Provisions (*)	2,307	1,520
Payments and reclassifications (**)	(3,826)	(2,743)
Realization of present value adjustment	132	188
Balance at the end of the period	5,240	6,627

(*) In 2023, include: a) the additional provision of R$ 980 million (R$920 million net of present value adjustment) of the Instrument of Global Agreement of R$1.7 billion disclosed, of which approximately R$720 million were already provisioned. Of this amount, R$700 million was disbursed in 2023 and R$1 billion (R$961 million net of present value adjustment) is classified as other accounts payable; b) monetary adjustment in total of R$ 114 classified as financial expense.

(**) Of this amount, R$2.7 billion (2022: R$ 2.5 billion) refers to payments made and R$1.1 billion (2022: R$ 211 million) was reclassified to other accounts payable.

The current provision can be broken down into the following action fronts:

a.	Support for relocating and compensation: Refers to initiatives to support relocation and compensation of the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

These actions have a provision of R$1.4 billion (2022: R$2.1 billion) comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b.	Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing mining areas. On December 10, 2023, after an atypical microseismic activity, cavity 18 collapsed. Considering the best technical information available at moment, there is an indication that direct impacts are limited to the cavity's location, within the protective area, which has been vacated since April 2020. The event in cavity 18 led to preventive stoppage of activities in the protective and surrounding area, which were resumed in February 2024 after the release of access to the area by the Civil Defense of Maceió.

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Based on preliminary results from the analysis of event in cavity 18, the indication is that filling with sand will not be necessary for this cavity. Still from these results and to find a definitive solution for the six cavities expected to be monitored by sonar (monitoring group), the recommendation was the filling of these cavities with sand.

Considering the progress made in the last half of 2023 and the cavity 18 event, the new configuration of the closuring plan for the 35 mining areas considers that:

(i)	13 cavities are recommended to be filled with sand. Of these, filling for 5 has been completed, filling for 2 is in progress. For the 6 cavities recently included in the filling with sand group, the activities are under planning phase;
(ii)	6 cavities do not have indication of additional measures, whereas natural filling was confirmed for 5 cavities and 1 cavity, the cavity 18, has its evaluation in progress, with an indication that filling with sand will not be required;
(iii)	16 cavities should be buffered, which is a technique that consists of pressurizing the cavity. Of these, buffering was completed for 9.

All Company's actions are based on technical studies prepared by outsourced specialists, whose recommendations are submitted to competent authorities and respect the periods of time agreed under the closing plan, which is public and regularly reevaluated jointly with the ANM. After the events in this period, the plan to close mining areas is under revision.

The provisioned amount of R$ 1.6 billion (2022: 1.4 billion) to implement the actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on existing techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may change based on new information, such as: the results of the monitoring of the cavities, the progress of implementing the plans to close mining areas, possible changes that may be required in the environmental plan, the monitoring of the ongoing measures and other possible natural alterations. The monitoring system implemented by Braskem envisages actions developed during and after the closure of mining areas, focusing on safety and monitoring of the region’s stability.

Regarding environmental initiatives, in June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF the environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, an additional report on the plan was filed with the MPF. In February 2023, MPF expressed its agreement with this environmental plan, incorporating the suggestions provided in the additional report. Braskem initiated the actions foreseen by the plan, implementing the commitments established in the agreement and sharing the results of its actions with the authorities. Also is agreed that the environmental diagnosis will be updated in December 2025. As one of the developments of the cavity 18 event, although alteration in lagoon's water quality has not been identified, according to the Agreement for Social-Environmental Reparation, the specialized company will prepare an amendment to the current environmental diagnosis report.

c.	Social and urban measures: Refers to actions to implement social and urban measures under the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1.6 billion for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, of which R$300 million to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. On June 30, 2022, the Company filed with MPF the social diagnosis report and the respective social action plan that will support the definition of measures to be adopted. Until December 31, 2023, 24 actions have already been approved. The current provision amount is R$1.4 billion (2022: R$1.6 billion).

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d.	Additional measures: Refer to actions related to: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The balance of additional measures described in this item totals R$ 935 million (2022: R$1.6 billion).

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; and possible studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents as detailed in the Note 24.1 of the Individual and Consolidated Financial Statements of December 31, 2023, and other new developments in the matter.

The measures related to the mining areas closure plans are also subject to the analysis and approval by ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plan to close the mining areas may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities monitored mainly using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, were defined considering the environmental diagnosis already prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

On December 13, 2023, the Senate set up a Parliamentary Investigative Committee ("CPI") regarding the geological event in Alagoas. The Company has been monitoring the matter.

An investigation has been carried out under secrecy by the Federal Police in Alagoas for around four years. In December 2023, the Federal Police conducted search and seizure of documents under this investigation, named Salt Tears Operation. In this sense, the Company informs that it is and has always been at the disposal of authorities and that it has been providing all the information related to salt mining during the investigation.

The Company has been making progress with local authorities about other indemnification requests to understand them better. Although future disbursements may occur as a result of progress in negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of infraction or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipality or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

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Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies related to the claim for the geological event in Alagoas.

For more information, see Note 24 (“Liability of geological event - Alagoas”) of the Individual and Consolidated Financial Statements of December 31, 2023.

b.	Advances on Actions Fronts

Realocation and compensation of residents

By February 29, 2024, 99.6% of properties had already been relocated, with 100% of properties in criticality area 00 having already been relocated. Also, 19,121 proposals were presented, with the acceptance rate of proposals at 99.4%. Additionally, 18,375 proposals for financial compensation were accepted. Under the Financial Compensation and Relocation Support Program (PCF), approximately R$4 billion had been disbursed from the beginning of the program until the end of February 2024. The current expectation for completion of the PCF is to the middle of 2024.

Closuring, monitoring of salt wells, environmental actions and other technical matters

All of the Company's actions are based on technical studies by recognized experts in different fields of knowledge, with recommendations being presented to the competent authorities. The Company obtained approval from the National Mining Agency (ANM) for the Closing Plan to close its 35 mining fronts and periodically issues reports on the execution of the Plan, which meets the standards and recommendations established by this agency. The Plan is expected to be completed by 2026.

Cavity 02, which was recommended to be filled with sand, is pressurized, and its migration to the buffering and pressurization group is in the confirmation stage.

On December 10, 2023, after an atypical microseismic activity, cavity 18 collapsed. Considering the best technical information available to date, there is an indication that the direct impacts of this occurrence are restricted to the local of this cavity, within the protection area, which has been unoccupied since April 2020. The cavity 18 event led to the preventive stoppage of activities in the protection area and surrounding areas, which were resumed in February 2024, after access to the area was granted by the Civil Defense of Maceió.

Based on the preliminary results of the analysis of the cavity 18 event, the indication is that sand filling measures will not be necessary for this cavity. Aiming to find a definitive solution for the 6 cavities previously planned for sonar monitoring (monitoring group), the Company decided that they should be filled with sand.

Based on progress made in the last half of 2023 and the cavity 18 event, the new configuration of the closure plan for the 35 mining fronts considers that:

(i)	13 cavities are recommended to be filled with sand. Of these, filling for 5 has been completed, filling for 2 is in progress. For the 6 cavities recently included in the filling with sand group, the activities are under planning phase;

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(ii)	6 cavities do not have indication of additional measures, whereas natural filling was confirmed for 5 cavities and 1 cavity, the cavity 18, has its evaluation in progress, with an indication that filling with sand will not be required;
(iii)	16 cavities should be buffered, which is a technique that consists of pressurizing the cavity. Of these, buffering was completed for 9.

In June 2022, in compliance with what was established in the Agreement for Socio-Environmental Reparation, Braskem presented the environmental diagnosis to the MPF, containing the assessment of the potential impacts and environmental damages resulting from the rock salt extraction activity and the environmental plan with proposals for necessary measures. As provided for in the agreement, after a joint choice between the parties, a specialized company was defined to evaluate and monitor the execution of the environmental plan. In December 2022, the second opinion report on the plan was filed with the MPF and, in February 2023, this environmental plan was approved, with the incorporation of the suggestions made in the second opinion report. Braskem began operationalizing the actions foreseen in the Plan, both for the physical and biotic environment, and continues to implement the commitments and share the results of its actions with the authorities, as provided for in the agreement, which also includes updating the environmental diagnosis after 5 years. As one of the consequences of the event in cavity 18, despite no change in the quality of the water in the lagoon being identified, as provided for in the Socio-Environmental Reparation Agreement, an amendment will be carried out to the current environmental diagnosis by a specialized company.

Socio-urban measures

As an integral part of the unoccupied area transformation agenda, Braskem continues to advance socio-urban measures, which encompass a set of actions focusing on Urban Mobility, Social Compensation and actions in the unoccupied areas.

Regarding Urban Mobility Projects, a total set of 11 actions were defined that include the construction, expansion or recovery of 33.4 kilometers of roads; 11.5 kilometers of cycle paths; 25.3 kilometers of accessible sidewalks, rainwater drainage system, smart traffic light system, video monitoring and readjustment of public sidewalks.

The implementation of these 11 actions goes through the stages of projects, licensing, contracting and execution of works, with 9 already having their executive projects completed and 2 are in the licensing process. Of the 11 actions, 06 are currently being physically executed, and traffic lights have already been implemented with the intelligent system and continue in assisted operation. The current expectation for completion of the 11 urban mobility actions is by 2026.

In relation to the actions in the unoccupied areas, the general advance of Encosta do Mutange project is 69% and activities related to the demolition process were completed. Other actions, such as earthworks, construction of a drainage system and planting of vegetation cover in the area involved, are still being carried out, with completion scheduled for 2024. Other activities related to emergency demolitions of the areas continue as requested by DCM. In addition, the Company maintains actions to care for neighborhoods, including property security, waste management and pest control.

The set of social compensation measures was the subject of studies, based on the Technical-Participatory Diagnosis, for the construction of the Socio-urban Action Plan (PAS), prepared by an independent consultancy, after rounds of negotiations with municipal bodies, carrying out interviews of the potentially affected population, organized civil society entities and educational institutions, as part of the organized work process to meet the definitions of the Socio-Environmental Agreement.

The implementation of the PAS began in December 2023, with a support program for the acquisition of goods or services for cultural groups operating in the affected neighborhoods. To date, 23 actions were validated with the Agreement signatory authorities, being 2 actions executed (Cultural Support Program and Cultural Heritage Inventory). Other initiatives are being discussed and will be validated together with the Agreement signatory parties.

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Regarding the Urban Integration and Flexais Development Project, the progress in the process of paying compensation to residents (Financial Support Program - PAF) stands out, in which, until February 29, 2024, 1,769 proposals were presented (98.3% of the total) and 1,747 payments have already been completed (98.8% of proposals). In relation to urban requalification actions, from the 23 actions under the Agreement, 12 have already been implemented and 1 is under implementation in the Social and Community Services axes, and civil work 1 initiative is concluded and 1 is in execution. The others are in progress, with emphasis on the Youth Training actions, in which 08 training courses were carried out until the moment. The objective of the project is to promote access to essential public services and encourage the local economy of Flexais, aiming to solve the socioeconomic islanding of the region.

10.2 CONSOLIDATED INCOME STATEMENT

10.3 CONSOLIDATED RECURRING EBITDA CALCULATION

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10.4 CONSOLIDATED BALANCE SHEET

ASSETS (R$ million)	Dec/23 (A)	Dec/22 (B)	Change (A)/(B)
Current	**37,441**	**34,457**	**9%**
Cash and Cash Equivalents	14,187	12,466	*14%*
Marketable Securities/Held for Trading	4,956	2,295	*116%*
Accounts Receivable	2,910	3,232	*-10%*
Inventories	12,532	14,030	*-11%*
Recoverable Taxes	1,461	1,156	*26%*
Prepaid expenses	428	392	*9%*
Derivatives	137	158	*-13%*
Other Assets	830	728	*14%*
Non Current	**54,300**	**53,592**	**1%**
Taxes recoverable	1,370	1,618	*-15%*
Income Tax and Social Contribution	292	253	*15%*
Deferred Income Tax and Social Contribution	6,443	6,359	*1%*
Compulsory Deposits and Escrow Accounts	178	215	*-17%*
Derivatives	210	72	*192%*
Other Assets	309	188	*64%*
Investments	165	149	*11%*
Property, Plant and Equipament	38,405	37,763	*2%*
Intangible Assets	3,108	3,022	*3%*
Assets right of usage	3,820	3,953	*-3%*
Total Assets	**91,741**	**88,049**	**4%**

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	Dec/23 (A)	Dec/22 (B)	Change (A)/(B)
Current	**24,494**	**24,186**	**1%**
Suppliers	13,221	12,247	*8%*
Financing and Debentures	2,029	1,382	47%
Braskem Idesa Financing	739	868	*-15%*
Derivatives	58	195	*-70%*
Salary and Payroll Charges	828	828	0%
Taxes Payable	387	491	*-21%*
Income Tax and Social Contribution	11	381	-97%
Sundry Provisions	1,282	923	39%
Other payables	2,202	1,583	39%
Provision - geological event in Alagoas	2,759	4,248	*-35%*
Lease	978	1,040	-6%
Non Current	**63,968**	**57,755**	**11%**
Financing and Debentures	40,207	34,334	*17%*
Braskem Idesa Financing	10,511	10,502	*0%*
Derivatives	141	82	*72%*
Taxes Payable	206	298	n.a.
Provision - geological event in Alagoas	2,481	2,379	*4%*
Loan to non-controlling shareholders of Braskem Idesa	2,490	2,498	0%
Deferred Income Tax and Social Contribution	1,677	1,153	*45%*
Post-employment Benefit	567	494	15%
Legal provisions	1,095	1,171	*-6%*
Sundry Provisions	943	1,357	*-31%*
Other payables	695	286	143%
Lease	2,955	3,201	*-8%*
Shareholders' Equity	**3,279**	**6,108**	**-46%**
Capital	8,043	8,043	*0%*
Capital Reserve and treasury shares	27	17	*59%*
Profit Reserves	-	1,826	*-100%*
Goodwill on acquisition of subsidiary under common control	(488)	(488)	*0%*
Other results	(852)	(2,076)	*-59%*
Retained Earnings (Accumulated Losses)	(2,738)	-	*n.a.*
Company's Shareholders	**3,992**	**7,322**	**-45%**
Noncontrolling Shareholder Interest in Subsidiaries	(713)	(1,214)	*-41%*
Total Liabilities and Shareholders' Equity	**91,741**	**88,049**	**4%**

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10.5 CONSOLIDATED CASH FLOW

Consolidated Cash Flow R$ million	2023 (A)	2022 (B)	Change (A)/(B)
Profit (Loss) Before Income Tax and Social Contribution	**(6,192)**	**47**	***n.a.***
Adjust for Result Restatement			
Depreciation and Amortization	5,206	4,733	10%
Equity Result	(7)	(35)	-80%
Interest, Monetary and Exchange Variation, Net	2,683	2,703	-1%
Reversal of provisions	(195)	370	n.a.
Provision of Geological Event in Alagoas	2,307	1,520	52%
Loss for impairment of trade accounts receivable and others from clients	83	38	115%
Loss on sale or property, plant and equipment	196	131	50%
Cash Generation before Working Capital	**4,081**	**9,507**	**-57%**
Operating Working Capital Variation			
Financial investments	(2,279)	1,530	n.a.
Account Receivable from Clients	72	3,661	-98%
Inventories	1,811	2,138	-15%
Recoverable Taxes	282	682	-59%
Other Account Receivables	(216)	311	n.a.
Suppliers	1,950	514	279%
Taxes Payable	(209)	(1,009)	-79%
Other Provisions	(476)	(725)	-34%
Geological event in Alagoas	(2,686)	(2,743)	-2%
Other Account Payables	(186)	(389)	-52%
Operating Cash Flow	**2,144**	**13,477**	**-84%**
Interest Paid	(3,550)	(2,905)	22%
Income Tax and Social Contribution	(866)	(1,621)	-47%
Net Cash provided by operating activities	**(2,272)**	**8,951**	**n.a.**
Proceeds from the sale of fixed and intangible assets	72	2	n.a.
Additions to investment in subsidiaries	(78)	(107)	-27%
Dividends received	11	6	96%
Additions to Fixed and Intangible Assets	(4,530)	(4,848)	-7%
Net cash used in Investing Activities	**(4,525)**	**(4,947)**	**-9%**
Short-Term and Long-Term Debt			
Obtained Borrowings	10,991	6,418	71%
Payment of Borrowings	(2,155)	(3,856)	-44%
Braskem Idesa Debt			
Obtained Borrowings	1,233	-	n.a.
Payment of Borrowings	(576)	(45)	1170%
Leasing	(1,209)	(929)	30%
Dividends	(7)	(1,350)	-100%
Loan to non-controlling shareholders of Braskem Idesa	-	(34)	-100%
Resoures from non-controlling capital contributions	280	21	0%
Proceeds from the sale of investments	316	-	0%
Application of cash in financings	**8,873**	**225**	**n.a.**
Exchange variation on cash of foreign subsidiaries	(355)	(444)	-20%
(Decrease) Increase in Cash and Cash Equivalents	**1,721**	**3,785**	**-55%**
Represented by			
Cash and Cash Equivalents at The Beginning of The Period	12,466	8,681	*44%*
Cash and Cash Equivalents at The End of The Period	14,187	12,466	14%
(Decrease) Increase in Cash and Cash Equivalents	**1,721**	**3,785**	-55%

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10.6 BRASKEM IDESA INCOME STATEMENT

54

10.7 BRASKEM IDESA BALANCE SHEET

55

10.8 BRASKEM IDESA CASH FLOW

10.9 EXTERNAL AUDIT

It is incumbent upon the Board of Directors to choose the Company's independent auditors. When contracting services other than external audit services from its auditors, the Company complies with its Policy on Contracting Independent Auditors to preserve the auditor's independence. The Compliance and Statutory Audit Committee ("CCAE") is responsible for approving the contracting of Independent Auditors to perform extra-audit services.

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Permitted extra-audit services are those that fully meet and do not compromise the basic principles of autonomy of independent auditors to perform external audit services (e.g., not auditing their own work, not performing management functions or creating conflict of interests), which must be confirmed through a letter issued by the independent auditors. Extra-audit services that could hamper the autonomy of independent auditors in their performance of external audit services are not permitted by the Policy on Engaging Independent Auditors.

According to a notice to the market dated January 3, 2023, KPMG Auditores Independentes were engaged to provide audit services for the Company's annual financial statements and review of quarterly information from 2023 to 2025, regarding compliance with Brazilian legislation and regulations, replacing Grant Thornton Auditores Independentes. KPMG Auditores Independentes will also provide independent audit services pursuant to U.S. laws and regulations.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.